                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of May, 2001

                                  Enodis plc


                    Washington House, 40-41 Conduit Street
                        London, W1S 2YQ, United Kingdom
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F:     X        Form 40-F: ______
                ---------


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes:  _______    No:      X
                           ---------


     This Form 6-K is being filed to provide the following materials: (1) A press release, dated May 24, 2001 containing the Enodis plc Interim results for the six months ended March 31, 2001; and (2) A meeting circular regarding the Extraordinary Meeting of Shareholders to be held June 11, 2001 for the purpose of approving the sale of Enodis' Building and Consumer Products Division.

       Enodis PLC Interim results for the six months ended 31 March 2001


LONDON, May 24, 2001 -- Enodis PLC (London: ENO; NYSE: ENO) today announced that strong management actions put business back on course but market conditions remain difficult.

 .    Financial highlights
     . Food Equipment sales (Pounds)419.7 million - down 9% on a like-for-like basis, reflecting the reduction in sales at Retail together with the deterioration in market conditions in the USA
     . Food Equipment operating profit before exceptional items and goodwill amortisation (Pounds)36.7 million - against (Pounds)32 million minimum indicated in 23 March trading statement
     . Building and Consumer Products operating profit (Pounds)7.6 million, down (Pounds)2.6 million on sales of (Pounds)132.9 million (Pounds)138.7 million)
     . Exceptional items (Pounds)46.3 million for restructuring, settlement of Bomar litigation, revision of accounting estimates and write-off of financing costs
     . Group profit before tax, amortisation, and exceptional items (Pounds)18.7 million (Pounds)50.5 million)
     . Net debt at 31 March 2001 (Pounds)494 million, up from (Pounds)434 million at 30 September 2000 reflecting the strengthening of the US dollar and the funding of the Jackson acquisition
     .    Adjusted diluted earnings per share 6.5 p (2000: 16.9 p)
     .    Interim dividend 2.0 p per share (2000: 4.4 p).

 .    Strong management actions taken
     . Simplified organisation; 10% headcount reduction and other savings expected to benefit second half by over (Pounds)15 million: annualised saving will be over (Pounds)30 million
     . Turnaround in Food Retail well advanced, market conditions very difficult.

 .    Important commercial developments
     . Improved distribution channel management to leverage dealer relationships and to facilitate our representatives selling the full range of Enodis products
     .    Sharpened focus on key accounts in simple, lower-cost organisation
     .    Jackson acquisition adds leading dishwasher brand
     .    Continued investment in new product development.     Cont...

 .    New medium-term financing in place

 .    Building and Consumer Products Division sale announced
     .    Approximately (Pounds)95 million reduction in net debt
     .    Group now focused exclusively on Food Equipment.

 .    Review of options well underway.


Peter Brooks, Chairman, said:

"These results are very disappointing. However we have made significant progress in addressing market-related and other issues facing the Group. We have strong businesses with good products and brands, leading market positions and committed employees together with an experienced executive team. The actions we have taken have strengthened the Group, leaving Enodis well placed to benefit as and when trading conditions improve, especially in North America where we have a significant market position.

"The Board's objectives are the restoration of shareholder value and reduction of debt. Its review of options to achieve these objectives is progressing well. Relationships with customers, dealers, distributors and employees are central to the future development of the business and creation of shareholder value."


For further enquiries:
Peter Brooks              Chairman                    020 7304 6016
Andrew Allner             Chief Financial Officer     020 7304 6016
Steve Jacobs              Financial Dynamics          020 7831 3113

INTERIM REPORT TO SHAREHOLDERS

Introduction
The Group's results for the six months ended 31 March 2001 clearly reflect the deterioration in market conditions in North America which has affected both our Food Service Equipment and Food Retail Equipment businesses. The downturn in the market was especially severe in Food Retail Equipment and was compounded in Enodis' case by a store closure programme at a major account.

The results of our Building and Consumer Products Division have been impacted by the sale process.

Comparatives are further impacted by the absence of corporate property profits, which last year amounted to (Pounds)10.4 million in the first half. In the second half, such profits are expected to be approximately (Pounds)7-8 million.

The results include exceptional items totalling (Pounds)46.3 million in respect of actions taken by management to reduce costs, address accounting issues, settle litigation and refinance the Group's debt.

Like-for-like comparisons in this document of sales and operating profit results reflect level exchange rates and exclude the effects of acquisitions.

The strong management actions taken will result in significant benefits in the second half and future periods.

Results
Profit before tax, goodwill amortisation and exceptional items decreased by 63% to (Pounds)18.7 million. Foreign exchange rate movement benefited operating profit by (Pounds)2.3 million.

In Food Equipment, operating profit before goodwill amortisation and exceptional items decreased by 29%, with operating margins down from 12.4% to 8.7%, primarily in the North American businesses. In Building and Consumer Products operating profit was down 25%, with sales down 4% and operating margins down 1.7 percentage points.

Adjusted diluted earnings per share fell by 62% to 6.5 p.

Financing
Net cash flow from operating activities at (Pounds)35.0 million was 59% down on last year. After payment of interest, dividends and capital expenditure, which was tightly controlled, the effect of exchange rate movements and the cost of the acquisition of Jackson, net debt at 31 March 2001 was (Pounds)493.8 million compared to (Pounds)434.2 million at the end of the last financial year. The sale of the Building and Consumer Product Division will result in a reduction in net debt of approximately (Pounds)95 million.

During the period, the Group entered into new medium-term facilities to refinance the Scotsman acquisition debt. Interest cover, before goodwill amortisation and exceptional items, was 1.9 times compared to 3.9 times in the comparable period. Tight cash control is a key focus for management.

Exceptional Items
The loss on ordinary activities before interest and taxation of (Pounds)12.4 million includes (Pounds)40.5 million in respect of operating exceptional items.

During the period a programme of aggressive cost reduction measures was initiated across the Food Equipment Division. The costs associated with this programme in the first half amounted to (Pounds)14.5 million. A reassessment of accounting estimates generates an additional, non-cash, exceptional charge of (Pounds)13.7 million: this arises principally from more conservative estimates of warranty provisions following adoption of FRS 18. A further cash charge of (Pounds)12.3 million relates to an agreement reached, post 31 March 2001, to settle the previously disclosed Bomar-related litigation. Finally, capitalised costs of (Pounds)5.8 million relating to the financing of the Scotsman acquisition have been written off.

Dividend
The Board has declared an interim dividend of 2.0p per share, reduced from 4.4p per share last year. This is consistent with the level indicated in the trading statement made on 23 March 2001. The interim dividend will be paid on 6 July 2001 to ordinary shareholders on the register on 15 June 2001.


FOOD SERVICE EQUIPMENT - NORTH AMERICA
Our Food Service Equipment Group in North America offers the broadest range of products in the industry, comprising cooking, warming, refrigeration, ventilation, dishwashing and food-preparation equipment as well as ice machines and beverage systems. Customers include quick-serve and full-service restaurants, hotels, institutional customers and drinks manufacturers.

Market conditions deteriorated over the period as the US economy slowed. Leading restaurant chains have significantly curtailed their new store opening and refurbishment programmes, and many independent restaurants and hotel operators are delaying new openings and replacement of non-essential equipment. Dealer volumes have reduced and the previously high growth rates enjoyed by buying groups have moderated. The market for ice machines is down some 10-15% and demand for beverage dispensing equipment is soft. Overall, our assessment is that the market is currently down approximately 10% compared to the prior year.


This slowdown has had a severe impact on the entire food equipment industry, as evidenced by published results from our competitors. Against this background, it is a measure of the strength of our business that available evidence points to Enodis largely holding or gaining share.

Operating profit was (Pounds)23.0 million (2000: (Pounds) 28.8 million), with margins adversely impacted by lower volumes, adverse mix and operational difficulties at one of our ice businesses.

Firm actions have been taken to reduce costs. These include a headcount reduction of 297 employees, which, together with discretionary spend reductions, are expected to result in cost savings of some (Pounds)10.6 million in the second half and (Pounds)18.0 million on an annualised basis. Operating difficulties at one of our ice-machine plants have been addressed as evidenced recently by "Supplier of the Year" awards from two of our major customers.

We have continued to pursue our "integrated selling" strategy - providing a full range of products and support services to provide solutions for our customers. There is growing evidence that this strategy is enhancing our competitive position with major end users in harmony with our distribution partners.

We have sharpened the management of our distribution channels in three important ways. Firstly, we have realigned our independent sales representatives in the USA, enabling them to sell the full Enodis product range. Secondly, we are targeting end-users more effectively through key account teams working in concert with our dealers, as well as providing improved training and support to consultants. Thirdly, we are co-ordinating the efforts of our distributors in the top ten food equipment markets outside the USA.

Notable successes during the period included significant new business gains from buying groups in the USA and achievement of "preferred vendor" status with two major healthcare providers and a leading contract caterer. We also agreed terms to supply Integrated Solution Packages (ISPs) to three major customers. In addition, we have substantially increased "walk-in" cooler business with our Food Service customers.

The acquisition of Jackson in the USA brings a leading dishwasher brand to our product range. This product line is now being introduced to other markets, with particular success in Canada.

We have maintained our investment in new product development at around 2-3% of sales, focused through our Global Technology Centre in Tampa, Florida. Major projects relate to odour removal from ventilation, online kitchen monitoring and microwave convection ovens.

Together with the actions taken to reduce costs, these developments further strengthen our competitive position and we believe will enable us to emerge from the current downturn in a stronger position than we entered it.

FOOD SERVICE EQUIPMENT - EUROPE AND REST OF WORLD
Our Food Service Equipment Group in Europe and ROW comprises manufacturing businesses in ice machines, steam combination ovens, microwave and combi-microwave ovens, preparation equipment, beverage systems and other general food service equipment, together with the distribution of products manufactured in North America.

The European market accounts for 22%, of our world wide business. The Group has growing positions in the ice-machine markets of China and Thailand and substantial exports of ice machines and combination ovens from plants in Europe to a network of distributors in most other world markets. Overall, the market in Europe is broadly flat compared to the prior year.

Operating profit at (Pounds)9.2 million in the first half was slightly ahead of the prior year reflecting the benefits of a property transaction and favourable foreign exchange movements. The launch of the Enodis brand and full product range in major European markets, providing customers with a wide-range of equipment through an integrated commercial team, has been well received by key-accounts, consultants and distributors alike.

On-going investment in new product development throughout the Region has seen important new products launched by Convotherm, Sammic, our ice businesses and Merrychef, where a new range of microwave products has been developed for a large North American restaurant chain.

In the UK, we recently announced the consolidation of the internal sales office, service and financial administration departments from all food equipment sites on to a single site in Sheffield effective from October 2001. This programme will provide customers with a "central service" for food equipment orders, technical advice and sales/service support. Overhead cost in the UK operation will reduce by over (Pounds)1million as a result.

In this region our cost savings actions will reduce headcount by almost 100 with expected benefits in the second half of over (Pounds)1 million and almost (Pounds)5 million on an annualised basis.


FOOD RETAIL EQUIPMENT
Our Food Retail Equipment businesses in North America and Australia manufacture commercial refrigeration products, including display cabinets, "walk-in" coolers, freezers and refrigeration systems, and storage units. Customers are principally supermarkets and convenience stores.


Demand for Food Retail Equipment is currently down some 15-20% in the USA year-on-year and, as previously announced, our US business has been further impacted by the store-closure programme at a major account referred to above. As a result, operating profit in the first half was (Pounds)4.5 million, down from (Pounds)13.8 million in the comparable period.

A vigorous programme of actions has been taken to turn around this business including the appointment of a new management team, two plant closures and the launch of new product lines in the USA, and the restructuring of our Australian operations.

In total the actions taken will reduce headcount in the Retail group by 539 employees, 23% of the total, and deliver second-half cost savings of (Pounds)2.7 million and full year cost savings of some (Pounds)6.0 million.

Our businesses which provide "walk-in" coolers and freezers have continued to perform well.

The actions we have taken will lead to a significant improvement in performance as market conditions improve.


BUILDING AND CONSUMER PRODUCTS
Magnet manufactures and sells domestic kitchen furniture and other joinery products, including windows and doors. It also distributes bathroom products, mainly under the C.P. Hart brand.

Market conditions were challenging in the first half. Consumer confidence was lower than the corresponding period last year which was boosted by Millennium optimism. The housing market also slowed, with first-half housing transactions down every month year-on-year, ultimately averaging 13% down overall.

Against this background, the Division's turnover declined by 4% against the prior year to (Pounds)132.9 million, and operating profit was 25% down at (Pounds)7.6 million. These results have been adversely impacted by the sale process described in the next paragraph.

On 23 April 2001, we announced that we had entered into an agreement for the sale of our Building and Consumer Products Division to a subsidiary company of Nobia AB. Separately today, we issued a circular to shareholders convening an Extraordinary General Meeting on 11 June 2001 to approve the transaction.


FUTURE
The Group's immediate priorities are to deliver the second half plan profit and cash including full realisation of cost savings.

Our strategy to create significant value for shareholders by continuing to build and develop the world's leading Food Equipment group has, in the current difficult market conditions, been refocused around a simpler organisation, lower cost base and a more realistic time scale for implementation.

The Group has strong underlying businesses with good products and brands, strong market positions and committed employees. Strong customer, dealer and distributor, and employee relationships are central to its strategy for creating value.

The Board recognises the requirement to restore shareholder value and reduce debt. It is therefore carrying out a review of all options to determine the best way of achieving this. Whilst good progress has been made it is too early to draw any conclusions from this exercise.


MANAGEMENT
As previously announced, we have introduced a simplified and streamlined organisation structure, with the three divisions reflected above. This enables us to maintain a high level of customer focus but at a lower cost. Our search for a new CEO is continuing and the outcome will be announced as soon as possible. In the meantime, our interim arrangements with a tight Executive Team are working well.


OUTLOOK
The actions we have taken to reduce costs, improve our competitive position and address specific operational and management issues should, together with the natural seasonality of the business, lead to a much improved second half performance from our core Food Equipment business, subject to there being no further material decline in levels of demand.

Next year will see the full benefit of the actions we have taken and this, together with anticipated improvements in market conditions, should lead to a significant recovery in profitability.
P M Brooks
Chairman

Copies of the 2001 unaudited interim results will be posted to shareholders today as part of the letter from the Chairman convening an Extraordinary General Meeting to approve the disposal of the Building and Consumer Products Division.

Copies are also available to the public on request to the Secretary at the Registered Office of the Company, Washington House, 40-41 Conduit Street, London W1S 2YQ, telephone 020 7304 6000. The interim results are posted on the Company's web site: www.enodis.com.

Unaudited group profit and loss account

                                                                                             26 weeks to   26 weeks to   52 weeks to
                                                                                                31 March       1 April  30 September
                                                                                                    2001          2000          2000
                                                                                      Notes    (Pounds)m     (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Turnover
Principal businesses                                                                               552.6         554.3      1,160.2
Property                                                                                             0.9          13.7         19.9
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                    /2/       553.5         568.0      1,180.1

Operating costs                                                                                   (565.9)       (513.2)    (1,061.8)
------------------------------------------------------------------------------------------------------------------------------------
Operating (loss) / profit
Principal businesses before goodwill amortisation and operating exceptional items                   44.3          61.8        138.6
Operating exceptional items                                                              /4/       (40.5)            -            -
Amortisation of goodwill                                                                           (11.7)        (10.0)       (21.4)
                                                                                                 ----------------------------------
Principal businesses after goodwill amortisation and operating exceptional items                    (7.9)         51.8        117.2
Property                                                                                               -           7.3          8.4
Corporate costs                                                                                     (4.5)         (4.3)        (7.3)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                    /3/       (12.4)         54.8        118.3

Profit on disposal of property fixed assets                                                            -           3.1          3.0
------------------------------------------------------------------------------------------------------------------------------------
(Loss) / profit on ordinary activities before interest and taxation                                (12.4)         57.9        121.3
Net interest payable and similar charges                                                           (21.1)        (17.4)       (37.5)
Financing exceptional item                                                               /4/        (5.8)            -            -
------------------------------------------------------------------------------------------------------------------------------------
 (Loss) / profit on ordinary activities before taxation                                             (39.3)         40.5         83.8
------------------------------------------------------------------------------------------------------------------------------------

Profit before taxation, goodwill amortisation and operating/financing exceptional items             18.7          50.5        105.2

------------------------------------------------------------------------------------------------------------------------------------

Tax on (loss) / profit on ordinary activities                                            /5/        (2.5)         (5.1)       (14.2)
------------------------------------------------------------------------------------------------------------------------------------
(Loss) / profit on ordinary activities after taxation                                              (41.8)         35.4         69.6
Minority interests                                                                                     -          (0.2)        (0.3)
------------------------------------------------------------------------------------------------------------------------------------
(Loss) / profit for the period                                                                     (41.8)         35.2         69.3

Equity dividends                                                                         /6/        (5.0)        (11.0)       (33.9)
------------------------------------------------------------------------------------------------------------------------------------
Transfer to reserves                                                                               (46.8)         24.2         35.4
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Pence         Pence         Pence
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings / (loss) per share                                                        /7/       (16.8)         16.0         29.6
------------------------------------------------------------------------------------------------------------------------------------
Adjusted basic earnings per share                                                        /7/         6.5          19.2         37.4
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings / (loss) per share                                                       7        (16.7)         14.1         27.7
------------------------------------------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share                                                      /7/         6.5          16.9         35.0
------------------------------------------------------------------------------------------------------------------------------------

Unaudited statement of total recognised gains and losses
                                                                                             26 weeks to   26 weeks to   52 weeks to
                                                                                                31 March       1 April  30 September
                                                                                                    2001          2000          2000
                                                                                       Note    (Pounds)m     (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
(Loss) / profit for the period                                                                     (41.8)         35.2         69.3
Currency translation differences on foreign currency net investments                     /9/         1.5          (0.4)         1.3
------------------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses in the period                                                    (40.3)         34.8         70.6
------------------------------------------------------------------------------------------------------------------------------------

Unaudited group balance sheet

                                                                                                 31 March     1 April  30 September
                                                                                                     2001        2000          2000
                                                                                         Notes  (Pounds)m   (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets: Goodwill                                                                         434.5       376.0         412.7
Tangible assets                                                                                     172.6       164.0         171.8
Investments                                                                                           8.0         7.3           7.2
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    615.1       547.3         591.7
------------------------------------------------------------------------------------------------------------------------------------
Current assets
Stocks                                                                                              160.3       144.4         153.1
Debtors                                                                                             222.3       202.3         221.1
Cash at bank and in hand                                                                             58.0        16.7          28.5
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    440.6       363.4         402.7
Creditors falling due within one year
Borrowings                                                                                           (0.4)      (65.5)        (90.4)
Other creditors                                                                                    (281.5)     (247.7)       (276.9)
------------------------------------------------------------------------------------------------------------------------------------
Net current assets                                                                                  158.7        50.2          35.4
------------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                       /8/      773.8       597.5         627.1
------------------------------------------------------------------------------------------------------------------------------------

Financed by:
Creditors falling due after more than one year
Borrowings                                                                                          549.8       356.6         366.6

Provisions for liabilities and charges                                                               54.7        39.3          45.6
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    604.5       395.9         412.2
------------------------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                                                             125.0       124.8         125.0
Reserves                                                                                             43.6        75.6          88.8
------------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                   /9/    168.6       200.4         213.8
------------------------------------------------------------------------------------------------------------------------------------
Equity minority interests                                                                             0.7         1.2           1.1
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                    773.8       597.5         627.1
------------------------------------------------------------------------------------------------------------------------------------

Unaudited group cash flow statement

                                                                                           26 weeks to   26 weeks to    52 weeks to
                                                                                              31 March       1 April   30 September
                                                                                                  2001          2000           2000
                                                                                   Notes     (Pounds)m     (Pounds)m      (Pounds)m
-----------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                              a          35.0          86.0          160.5
-----------------------------------------------------------------------------------------------------------------------------------
Return on investments and servicing of finance
Interest paid                                                                                    (22.8)        (16.8)         (37.5)
-----------------------------------------------------------------------------------------------------------------------------------
Taxation
Overseas and UK tax paid                                                                          (0.9)         (5.1)         (10.2)
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                                         (8.1)        (17.3)         (32.1)
Receipts from sale of tangible fixed assets                                                        3.1           6.5            8.2
Payments to acquire fixed asset investments                                                       (0.1)            -            0.6
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  (5.1)        (10.8)         (23.3)
-----------------------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings and minority interests                            11         (25.0)        (29.9)         (48.2)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 (25.0)        (29.9)         (48.2)
-----------------------------------------------------------------------------------------------------------------------------------
Equity dividends paid                                                                            (23.3)        (18.0)         (28.6)
-----------------------------------------------------------------------------------------------------------------------------------
Cash (outflow) inflow before use of liquid
resources and financing *                                                                        (42.1)          5.4           12.7
-----------------------------------------------------------------------------------------------------------------------------------
Management of liquid resources
Cash transferred from term deposits                                                                  -           1.0            1.0
-----------------------------------------------------------------------------------------------------------------------------------
Financing
Issue of shares                                                                                    0.1           0.1            0.6
Redemption of CULS                                                                                   -          (1.1)          (1.1)
Additional net borrowings                                                                         62.1           1.8            0.6
Term loan (repayment)                                                                                -         (15.7)         (32.4)
Scotsman acquisition facility (repayment)                                                       (521.1)            -              -
Drawings on new facility                                                                         529.8             -              -
Repayment of other loans                                                                             -          (0.2)          19.2
Capital element of finance lease payments                                                          0.7          (0.3)          (0.7)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  71.6         (15.4)         (13.8)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash in the period                                                         29.5          (9.0)          (0.1)
-----------------------------------------------------------------------------------------------------------------------------------

* Enodis Group includes as liquid resources term deposits with a maturity of less than 90 days

------------------------------------------------------------------------------------------------------------------------------------
Unaudited cash flow reconciliations

                                                                                             26 weeks to  26 weeks to   52 weeks to
                                                                                                31 March      1 April  30 September
                                                                                                    2001         2000          2000
                                                                                               (Pounds)m    (Pounds)m     (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of operating (loss) /  profit to net cash inflow from operating activities
Operating (loss) / profit                                                                          (12.4)        54.8         118.3
Operating exceptional items                                                                         40.5            -             -
Depreciation                                                                                        12.6         11.6          23.8
Gain on sale of fixed assets                                                                        (1.7)        (0.2)         (0.3)
Amortisation of goodwill                                                                            11.7         10.0          21.4
(Increase) decrease in stock                                                                        (2.8)         2.4          (0.5)
Decrease in debtors                                                                                  1.6         11.3           6.0
(Decrease) in creditors                                                                             (9.5)        (6.2)         (3.6)
Provisions (net)                                                                                    (5.0)         2.3          (4.6)
------------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                           35.0         86.0         160.5
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
(b) Reconciliation of net cash flow to movement in net debt
Increase (decrease) in net cash in the period                                                       29.5         (9.0)         (0.1)
Cash (inflow) outflow from (decrease) increase in liquid resources                                     -         (1.0)            -
Loans and finance leases acquired with subsidiary undertakings                                         -         (0.8)         (0.8)
Cash (inflow) outflow from capital element of finance lease payments                                (0.7)         0.3           0.7
Term loan repayment                                                                                    -         15.7             -
Repayment of other loans                                                                               -          0.2         (19.2)
Repayment of Scotsman acquisition facility                                                         521.1            -             -
New facility drawings                                                                             (529.8)           -             -
Repayment of / (additional) borrowings                                                             (62.1)        (1.8)         31.8
Conversion of Loan Stock to Ordinary Shares                                                            -         93.3          93.3
Cash redemption of CULS                                                                                -          1.1           1.1
Translation difference                                                                             (17.6)       (10.7)        (42.3)
------------------------------------------------------------------------------------------------------------------------------------
Movement in net funds                                                                              (59.6)        87.3          64.5
Net debt at start of period                                                                       (434.2)      (498.7)       (498.7)
------------------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                                         (493.8)      (411.4)       (434.2)
------------------------------------------------------------------------------------------------------------------------------------

(c) Reconciliation of net debt to Balance Sheet
Cash at bank                                                                                        58.0         16.7          28.5
Current borrowing                                                                                   (0.4)       (65.5)        (90.4)
Exclude current portion of deferred financing costs                                                 (0.8)        (1.3)         (1.2)
------------------------------------------------------------------------------------------------------------------------------------
Current net cash / (debt)                                                                           56.8        (50.1)        (63.1)
Long term lease obligations                                                                         (0.8)        (0.9)         (0.5)
Long term debt                                                                                    (549.0)      (355.7)       (366.1)
Exclude non current portion of deferred financing costs                                             (0.8)        (4.7)         (4.5)
------------------------------------------------------------------------------------------------------------------------------------
Net debt at end of period                                                                         (493.8)      (411.4)       (434.2)
------------------------------------------------------------------------------------------------------------------------------------

Notes to the unaudited interim results
1  Basis of Preparation

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 30 September 2000.

Following a recent reorganisation, the segmental analysis of results and assets has been prepared in accordance with the new Group management structure. Prior year comparatives have been restated accordingly.

------------------------------------------------------------------------------------------------------------------------------------
2  Turnover

                                                                                      26 weeks to      26 weeks to      52 weeks to
                                                                                         31 March          1 April     30 September
                                                                                             2001             2000             2000
                                                                                        (Pounds)m        (Pounds)m        (Pounds)m
                                                                                                         (Restated)       (Restated)
------------------------------------------------------------------------------------------------------------------------------------
Food Service North America                                                                  224.1            222.8            487.0
Food Service North America Acquisitions                                                      10.7                -                -
Food Service Europe and Rest of World                                                        87.4             81.4            178.1
Food Retail                                                                                  97.5            111.4            219.4
                                                                                     -----------------------------------------------
Food Equipment                                                                              419.7            415.6            884.5
Building and consumer products                                                              132.9            138.7            275.7
Property                                                                                      0.9             13.7             19.9
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                       553.5            568.0          1,180.1
------------------------------------------------------------------------------------------------------------------------------------
Group turnover has benefited from favourable exchange rates by (Pounds)26.1m compared to the prior year.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
3 Operating  (loss) / profit

                                                                                      26 weeks to      26 weeks to      52 weeks to
                                                                                         31 March          1 April     30 September
                                                                                             2001             2000             2000
                                                                                        (Pounds)m        (Pounds)m        (Pounds)m
                                                                                                         (Restated)      (Restated)
------------------------------------------------------------------------------------------------------------------------------------
Food Service North America                                                                   22.1             28.8             66.3
Food Service North America Acquisitions                                                       0.9                -                -
Food Service Europe and Rest of World                                                         9.2              9.0             22.6
Food Retail                                                                                   4.5             13.8             22.6
                                                                                     ----------------------------------------------
                                                                                             36.7             51.6            111.5
Food Equipment goodwill amortisation                                                        (11.7)           (10.0)           (21.4)
                                                                                    -----------------------------------------------
Food Equipment                                                                               25.0             41.6             90.1
Exceptional items                                                                           (40.5)               -                -
                                                                                     ----------------------------------------------
                                                                                            (15.5)            41.6             90.1
Building and consumer products                                                                7.6             10.2             27.1
Property                                                                                        -              7.3              8.4
Corporate costs                                                                              (4.5)            (4.3)            (7.3)
-----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                       (12.4)            54.8            118.3
-----------------------------------------------------------------------------------------------------------------------------------
Group operating profit has benefited from favourable exchange rates by (Pounds)2.3m compared to the prior year.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
4  Exceptional items

                                                                                        (Pounds)m
Restructuring costs                                                                          14.5
Revisions to working capital provisions and other exceptional warranty costs                 13.7
Litigation costs                                                                             12.3
                                                                                         --------
Operating exceptional items                                                                  40.5
                                                                                         ========
Financing exceptional item                                                                    5.8
                                                                                         ========

Restructuring costs of (Pounds)14.5m comprise the costs associated with a number of rationalisation projects including headcount savings and manufacturing efficiency improvements announced before 31 March 2001.

Following the publication of FRS18 "Accounting Policies", the Group has reassessed its accounting estimates for warranty provisions and provided an additional (Pounds)8.0m. In addition, exceptional warranty costs of (Pounds)4.5m have arisen in the period and previously capitalised development costs of (Pounds)1.2m have been written off.

Subsequent to 31 March 2001, the Group reached agreement in the Bomar case for payment of $17.5m ((Pounds)12.3m) in settlement of all claims. A payment of $10.0m has been made in May 2001 with a further $7.5m due in October 2001.

During the period, the Group entered into new facilities to refinance the Scotsman acquisition debt. The capitalised costs of the previous financing arrangements relating primarily to arrangement and other fees totalling (Pounds)5.8m have been written off.
--------------------------------------------------------------------------------

Notes to unaudited interim results continued

------------------------------------------------------------------------------------------------------------------------------------
5 Taxation
                                                                                       26 weeks to      26 weeks to     52 weeks to
                                                                                          31 March          1 April    30 September
                                                                                              2001             2000            2000
                                                                                         (Pounds)m        (Pounds)m       (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
The tax charge for the current period comprised:
UK taxation                                                                                      -                -            (0.7)
Foreign taxation                                                                              (2.5)            (5.1)          (13.5)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                              (2.5)            (5.1)          (14.2)
------------------------------------------------------------------------------------------------------------------------------------
A tax charge has principally arisen because of profits arising in overseas countries where there are no available losses.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
6 Equity dividends
An interim dividend of 2.0p (net) per share (March 2000: 4.4p (net)) has been declared.

------------------------------------------------------------------------------------------------------------------------------------
7 Earnings /(loss) per share
                                                                                       26 weeks to      26 weeks to     52 weeks to
                                                                                          31 March          1 April    30 September
                                                                                              2001             2000            2000
                                                                                         (Pounds)m        (Pounds)m       (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings ((loss) / profit on ordinary activities after taxation and minority
 interests)                                                                                  (41.8)            35.2            69.3
CULS interest                                                                                    -              0.1             0.1
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings / (loss)                                                                    (41.8)            35.3            69.4
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                 m                m               m
------------------------------------------------------------------------------------------------------------------------------------
Basic weighted average number of shares                                                      248.8            219.8           234.0
Employee share options                                                                         0.5              1.4             1.5
Share save options                                                                             0.3              1.0             0.9
CULS                                                                                             -             28.6            14.3
------------------------------------------------------------------------------------------------------------------------------------
Diluted weighted average number of shares                                                    249.6            250.8           250.7
------------------------------------------------------------------------------------------------------------------------------------

                                                                                             Pence            Pence           Pence
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings / (loss) per share                                                            (16.8)            16.0            29.6
Basic earnings per share on exceptional items                                                 18.6                -               -
Basic earnings per share on goodwill amortisation                                              4.7              4.6             9.1
Basic earnings per share on disposal of property fixed assets                                    -             (1.4)           (1.3)
------------------------------------------------------------------------------------------------------------------------------------
Adjusted basic earnings per share                                                              6.5             19.2            37.4
------------------------------------------------------------------------------------------------------------------------------------

Diluted earnings / (loss) per share                                                          (16.7)            14.1            27.7
Diluted earnings per share on exceptional items                                               18.5                -               -
Diluted earnings per share on goodwill amortisation                                            4.7              4.0             8.5
Diluted earnings per share on disposal of property fixed assets                                  -             (1.2)           (1.2)
------------------------------------------------------------------------------------------------------------------------------------
Adjusted diluted earnings per share                                                            6.5             16.9            35.0
------------------------------------------------------------------------------------------------------------------------------------

Notes to unaudited interim results continued

------------------------------------------------------------------------------------------------------------------------------------
8 Total assets less current liabilities
                                                                                         31 March          1 April      30 September
                                                                                             2001             2000             2000
                                                                                        (Pounds)m        (Pounds)m        (Pounds)m
                                                                                                         (Restated)       (Restated)
------------------------------------------------------------------------------------------------------------------------------------
Food Service North America                                                                  487.8            436.3            458.0
Food Service Europe                                                                          99.1             74.3             91.1
Food Retail                                                                                  60.4             65.5             68.5
Building and consumer products                                                               79.4             72.0             81.3
Property                                                                                      8.8              5.9              9.1
Investments                                                                                   4.5              4.7              4.8
Discontinued operations                                                                       0.1              1.0              0.1
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            740.1            659.7            712.9
Corporate                                                                                   (23.1)           (12.1)           (22.7)
Net cash/(debt)                                                                              56.8            (50.1)           (63.1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            773.8            597.5            627.1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
9 Equity shareholders' funds
                                                                            Share           Share           Profit
                                                                          Capital         Premium           & loss            Total
                                                                        (Pounds)m       (Pounds)m        (Pounds)m        (Pounds)m
------------------------------------------------------------------------------------------------------------------------------------
At 1 October 2000                                                           125.0           238.9           (150.1)           213.8
Shares issued                                                                   -             0.1                -              0.1
Loss for the period                                                             -               -            (46.8)           (46.8)
Currency realignment                                                            -               -              1.5              1.5
------------------------------------------------------------------------------------------------------------------------------------
At 31 March 2001                                                            125.0           239.0           (195.4)           168.6
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10 Foreign currency translation
The results of subsidiary companies reporting in currencies other than the Pound Sterling have been translated at the average rate prevailing for each month for the 26 weeks to 31 March 2001, the weighted average exchange rate for sales and profit being (Pounds)1=$1.461. Results to 1 April 2000 were translated at the rate of (Pounds)1=$1.604 and full year results to September 2000 at (Pounds)1=$1.557.

--------------------------------------------------------------------------------
11 Acquisitions
During the period, the Group acquired the entire share capital of Jackson MSC Inc., for (Pounds)24.3m in cash including fees. Net assets of (Pounds)4.9m were acquired. Provisional goodwill of (Pounds)19.4m has been capitalised and will be amortised over a period of 20 years.

--------------------------------------------------------------------------------
12 Results for 2000
The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 30 September 2000 have been extracted from the 2000 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

The figures for the 26 weeks to 1 April 2000 were extracted from the 2000 interim statement which was reviewed but not audited.

--------------------------------------------------------------------------------
13 Events occurring after the end of the financial period
On 20 April 2001, the Group entered into an agreement for the sale of its Building and Consumer Products division to a subsidiary company of Nobia AB. The consideration for the sale of the division was (Pounds)114.0 million in cash, (Pounds)20.0 million in vendor loan notes together with warrants to acquire shares in Nobia AB. The consideration will be adjusted on a pound for pound basis to the extent that there is a difference between the value of the net assets of the division as at 31 March 2001 and (Pounds)83.8m. A payment of (Pounds)10.0m will be made by the Group to Magnet Limited immediately prior to completion in respect of pension funding.

The net profit before tax on the sale will be approximately (Pounds)25.0m and will not be subject to a tax charge as capital losses are available.

The sale is conditional upon shareholder approval and competition clearance from the EU. It is expected to be completed in June 2001.
--------------------------------------------------------------------------------

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorised under the Financial Services Act 1986 immediately.

If you have sold or otherwise transferred all of your ordinary shares in Enodis, please send this document and the accompanying document to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Enodis and no one else in connection with the Disposal and will not be responsible to anyone other than Enodis for providing the protections afforded to customers of Schroder Salomon Smith Barney or for providing advice in relation to the Disposal. Schroders is a trademark of Schroders Holdings PLC and is used under licence by Salomon Brothers International Limited.



________________________________________________________________________________



                             [LOGO OF ENODIS PLC]

                            Proposed disposal of the
                     Building and Consumer Products Division

                                       and

             Interim Results for the six months ended 31 March 2001




________________________________________________________________________________




Your attention is drawn to the letter from the Chairman of Enodis which is set out on pages 3 to 5 of this document and recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice of the Extraordinary General Meeting of Enodis, to be held at the offices of Clifford Chance LLP, 200 Aldersgate Street, London EC1A 4JJ at 10.30 am, on 11 June 2001 to approve the proposed Disposal, is set out on page 38 of this document. A form of proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned as soon as possible, but in any event so as to be received by the Company's registrars, Computershare Services PLC, Registrars Department at PO Box 1075, Bristol BS99 3FA not later than 10.30 am on 9 June 2001.

-------------------------------------------------------------------------------
                                    Contents

                                                                                                         Page
Part I: Letter from the Chairman of Enodis                                                                 3

Part II: Interim results for the six months ended March 2001 31                                            6

Part III: Financial information relating to the Building and Consumer Division Products                   22

Part IV: Unaudited pro forma statement of net assets of the Continuing Group                              24

Part V: Summary of the principal terms and conditions relating to the Disposal                            28

Part VI: Additional information                                                                           30

Definitions                                                                                               36

Notice of Extraordinary General Meeting                                                                   38
------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                     Expected Timetable of Principal Events

Latest time and date for receipt of forms of proxy................................... 10.30 am on 9 June 2001

Extraordinary General Meeting........................................................ 10.30am on 11 June 2001

Expected date for Completion.................................................................... 14 June 2001
-------------------------------------------------------------------------------------------------------------

                                     Part I

                       Letter from the Chairman of Enodis


                             [LOGO OF ENODIS PLC]

                (Registered in England and Wales with no.109849)

Directors:                                                    Registered office:
Peter Brooks (Chairman (non-executive))                               Enodis plc
Andrew Allner (Chief financial officer)                         Washington House
Andrew Roake (Chief operating  officer)                     40-41 Conduit Street
Eryl Morris (Non-executive)                                       London W1S 2YQ
Robert Briggs (Non-executive)
Waldemar Schmidt (Non-executive)

To Shareholders and, for information only, to participants in the Enodis Share Option Schemes.

                                                                    24 May 2001

Dear Shareholder

1.   Interim Results

Enodis has today announced its interim results for the six months ended 31 March 2001. These are set out in Part II of this document.

2.   Disposal of the Building and Consumer Products Division

On 23 April 2001, the Board of Enodis announced that it had reached an agreement to sell its Building and Consumer Products Division (on a debt free, cash free basis) to a wholly owned subsidiary of Nobia for (pound)134 million payable on Completion (subject to certain post Completion adjustments), of which (pound)114 million is to be satisfied in cash and (pound)20 million is to be satisfied in the form of a vendor loan, together with warrants to acquire Nobia shares.

In view of its size, the Disposal is conditional upon the approval of Shareholders at an Extraordinary General Meeting. Accordingly, an EGM is to be held on 11 June 2001 and a notice convening the EGM is set out on page 38 of this document. The Disposal is also conditional on the receipt by Nobia of regulatory approval from the Competition Directorate General of the EU Commission.

The purpose of this document is to provide Shareholders with further information on the Disposal, explain why the Board of Enodis considers the Disposal to be in the best interests of Enodis and its Shareholders as a whole, and to recommend that you vote in favour of the Disposal. The resolution to approve the Disposal is set out in the notice of Extraordinary General Meeting on page 38 of this document.

3.   Information on the Building and Consumer Products Division

The Building and Consumer Products Division comprises (i) Magnet, a leading UK manufacturer and retailer of domestic kitchen furniture and other joinery products including windows and doors, and (ii) C.P. Hart which distributes bathroom products. The Division has over 225 outlets throughout the UK, four plants and employs some 2,300 people. In the year ended 30 September 2000 sales were (pound)275.7 million and operating profits were (pound)25.3 million after allocation of corporate costs.

As at 30 September 2000, the book value of the net assets of the Building and Consumer Products Division, (excluding amounts due to Enodis of (pound)24.2 million) was (pound)80.3 million.

Additional financial information on the Building and Consumer Products Division is included in Part III of this document. Shareholders should read the whole of this document and not rely solely on the summarised information above.

4.   Background to and reasons for the Disposal

Following the acquisition of Scotsman Industries, Inc. by Enodis in August 1999, the Board of Enodis concluded that the Building and Consumer Products Division was no longer as core to its business as previously. The sale of the Division will enable Enodis to focus solely on its core commercial food equipment business which, through its broad range of "hot" and "cold" side products, is a leading global food equipment manufacturer by turnover. The net cash proceeds of the Disposal will be used to reduce the Group's existing debt level.

5.   Financial effects of the Disposal

An unaudited pro forma statement of net assets of the Company following the Disposal is set out for illustrative purposes in Part IV of this document.

The sale is expected to result in a net exceptional profit over book value of approximately (pound)25 million, which will be recorded in Enodis' results for the year ending 30 September 2001. Due to the availability of capital losses no tax is expected to be payable on the exceptional profit.

The cash proceeds of the Disposal (net of the vendor loan, the pensions payment referred to in paragraph 6 below and any net asset adjustment as referred to in paragraph 6 below) will be used to reduce the Group's indebtedness. As illustrated in the pro forma statement of net assets in Part IV of this document, the application of these proceeds would have reduced indebtedness (total borrowings net of cash and excluding deferred financing costs of (pound)1.6 million) as at 31 March 2001 from (pound)493.8 million to (pound)400.3 million.

The loss of the Building and Consumer Products Division's contribution will be partially offset by a reduction in the interest payable on the Company's loans and bank facilities as a result of the reduction of the level of debt.

6.   Principal terms and conditions of the Disposal

The consideration of (pound)134 million for the Division is subject to a pound for pound adjustment to the extent that (i) there is any difference between the value of the Division's net assets (excluding borrowings, cash and goodwill) at 31 March 2001 and (pound)83.8 million and (ii) the Division has any borrowings or cash on its books as at Completion. The Disposal Agreement contains commercial and tax warranties and indemnities appropriate to a transaction of this nature. In addition, Enodis will contribute (pound)10 million to Magnet immediately prior to Completion in respect of a shortfall in the funding of the Magnet Group Pension Scheme.

The (pound)20 million vendor loan which forms part of the consideration for the Division is repayable in 2009 or on a sale or public offering of Nobia, if earlier. The loan is subordinated to Nobia's bank and mezzanine debt and interest is payable to Enodis at 3.5 per cent. over LIBOR. In addition, warrants representing 1 per cent. of the issued share capital of Nobia will be issued to Enodis on Completion, together with the right for Enodis to call for warrants representing a further 0.5 per cent. of the issued share capital of Nobia after the first anniversary of the Completion Date and warrants representing a further 0.5 per cent. of the issued share capital of Nobia after the second anniversary of the Completion Date, if on each such date the vendor loan remains outstanding. If the vendor loan is repaid to Enodis within the two year period following Completion Enodis is entitled to receive an early prepayment penalty of (pound)0.8 million in cash in the first year following Completion and (pound)0.4 million in cash in the second year following Completion. The warrants entitle Enodis to subscribe for shares in Nobia for nil consideration. In total these warrants are estimated to have a potential value of up to (pound)2 million.

The Disposal will be effected in accordance with the terms of the Disposal Agreement, a summary of which is set out in Part V of this document. The only conditions to Completion are the passing of the requisite resolution at the EGM, notice of which is set out on page 38 of this document, and the receipt of regulatory approval from the Competition Directorate General of the EU Commission.

7.   Current trading and Continuing Group prospects

The following statement regarding current trading and Continuing Group prospects is set out in the interim results of Enodis for the six months ended 31 March 2001 which are set out in Part II of this document.

"The actions we have taken to reduce costs, improve our competitive position and address specific operational and management issues should, together with the natural seasonality of the business, lead to a much improved second half performance for our core food equipment business, subject to there being no further material decline in levels of demand.

Next year will see the full benefit of the actions we have taken and this, together with anticipated improvements in market conditions, should lead to a significant recovery in profitability."

8.   Extraordinary General Meeting

The Disposal is conditional, inter alia, upon the approval of Shareholders and, accordingly, a notice convening an Extraordinary General Meeting to be held at the offices of Clifford Chance LLP located at 200 Aldersgate Street, London EC1A 4JJ at 10.30 am on 11 June 2001 is set out on page 38 of this document. At this meeting, an ordinary resolution will be proposed to approve the terms of the Disposal.

9.   Action to be taken

Whether or not you are able to attend the meeting, please complete the accompanying form of proxy and return it to the Company's Registrar at the address shown on the form. Guidance as to how to fill in the form is given on the form itself. To be valid at the Extraordinary General Meeting, the form of proxy must be received by the Company's Registrar no later than 10.30 am on 9 June 2001. Even if you return the form of proxy, you may still attend and vote in person at the Extraordinary General Meeting as I encourage you to do.

10.  Further information

Your attention is drawn to the further information contained in Parts II to VI of this document.

11.  Recommendation

Your Directors, who have received financial advice from Schroder Salomon Smith Barney, consider the 14. Disposal to be in the interests of the Company. In providing advice to the Directors, Schroder Salomon Smith Barney has placed reliance upon the Directors' commercial assessments of the Disposal.

Your Directors consider that the Disposal is in the best interests of the Shareholders as a whole. They accordingly recommend that you vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings of, in aggregate, 158,800 Enodis Shares (whether held as Enodis Shares or Enodis ADSs), representing approximately 0.07 per cent. of the entire issued ordinary share capital of the Company.

                                                Yours faithfully,

                                                /s/ Peter Brooks

                                                   Peter Brooks
                                                     Chairman

                                     Part II

             Interim Results for the six months ended 31 March 2001

Set out below is the full text of the interim results of Enodis for the six months ended 31 March 2001.

"ENODIS PLC                                                          24 May 2001

Interim results for the six months ended 31 March 2001.

Strong management actions put business back on course but market conditions remain difficult.

 .       Financial highlights

        . Food Equipment sales (pound)419.7 million - down 9% on alike-for like basis, reflecting the reduction in sales at Retail together with the deterioration in market conditions in the USA

        . Food Equipment operating profit before exceptional items and goodwill amortisation (pound)36.7 million - against (pound)32 million minimum indicated in 23 March trading statement

        . Building and Consumer Products operating profit(pound)7.6 million, down(pound)2.6 million on sales of(pound)132.9 million ((pound)138.7 million)

        . Exceptional items(pound)46.3 million for restructuring, settlement of Bomar litigation, revision of accounting estimates and write-off of financing costs

        . Group profit before tax, amortisation, and exceptional items (pound)18.7 million ((pound)50.5 million)

        . Net debt at 31 March 2001 (pound)494 million, up from (pound)434 million at 30 September 2000 reflecting the strengthening of the US dollar and the funding of the Jackson acquisition

        .      Adjusted diluted earnings per share 6.5p (2000: 16.9p)

        .      Interim dividend 2.0p per share (2000: 4.4p).

 .       Strong management actions taken

        . Simplified organisation; 10% headcount reduction and other savings expected to benefit second half by over(pound)15 million: annualised saving will be over(pound)30 million

        . Turnaround in Food Retail well advanced, market conditions very difficult.

 .       Important commercial developments

        . Improved distribution channel management to leverage dealer relationships and to facilitate our representatives selling the full range of Enodis products

        . Sharpened focus on key accounts in simple, lower-cost organisation

        .      Jackson acquisition adds leading dishwasher brand

        .      Continued investment in new product development.

 .       New medium-term financing in place

 .       Building and Consumer Products Division sale announced

        .      Approximately(pound)95 million reduction in net d

        .      Group now focused exclusively on Food Equipment.

 .       Review of options well underway.

Peter Brooks, Chairman, said:

"These results are very disappointing. However we have made significant progress in addressing market-related and other issues facing the Group. We have strong businesses with good products and brands, leading market positions and committed employees together with an experienced executive team. The actions we have taken have strengthened the Group, leaving Enodis well placed to benefit as and when trading conditions improve, especially in North America where we have a significant market position.

"The Board's objectives are the restoration of shareholder value and reduction of debt. Its review of options to achieve these objectives is progressing well. Relationships with customers, dealers, distributors and employees are central to the future development of the business and creation of shareholder value."

For further enquiries:

Peter Brooks       Chairman                      020 7304 6016

Andrew Allner      Chief Financial Officer       020 7304 6016

Steve Jacobs       Financial Dynamics            020 7831 3113

INTERIM REPORT TO SHAREHOLDERS

Introduction

The Group's results for the six months ended 31 March 2001 clearly reflect the deterioration in market conditions in North America which has affected both our Food Service Equipment and Food Retail Equipment businesses. The downturn in the market was especially severe in Food Retail Equipment and was compounded in Enodis' case by a store closure programme at a major account.

The results of our Building and Consumer Products Division have been impacted by the sale process.

Comparatives are further impacted by the absence of corporate property profits, which last year amounted to (pound)10.4 million in the first half. In the second half, such profits are expected to be approximately (pound)7-8 million.

The results include exceptional items totalling (pound)46.3 million in respect of actions taken by management to reduce costs, address accounting issues, settle litigation and refinance the Group's debt.

Like-for-like comparisons in this document of sales and operating profit results reflect level exchange rates and exclude the effects of acquisitions.

The strong management actions taken will result in significant benefits in the second half and future periods.

Results

Profit before tax, goodwill amortisation and exceptional items decreased by 63% to (pound)18.7 million. Foreign exchange rate movement benefited operating profit by (pound)2.3 million.

In Food Equipment, operating profit before goodwill amortisation and exceptional items decreased by 29%, with operating margins down from 12.4% to 8.7%, primarily in the North American businesses. In Building and Consumer Products operating profit was down 25%, with sales down 4% and operating margins down 1.7 percentage points.

Adjusted diluted earnings per share fell by 62% to 6.5p.

Financing

Net cash flow from operating activities at (pound)35.0 million was 59% down on last year. After payment of interest, dividends and capital expenditure, which was tightly controlled, the effect of exchange rate movements and the cost of the acquisition of Jackson, net debt at 31 March 2001 was (pound)493.8 million compared to (pound)434.2 million at the end of the last financial year. The sale of the Building and Consumer Product Division will result in a reduction in net debt of approximately (pound)95 million.

During the period, the Group entered into new medium-term facilities to refinance the Scotsman acquisition debt. Interest cover, before goodwill amortisation and exceptional items, was 1.9 times compared to 3.9 times in the comparable period. Tight cash control is a key focus for management.

Exceptional Items

The loss on ordinary activities before interest and taxation of (pound)12.4 million includes (pound)40.5 million in respect of operating exceptional items.

During the period a programme of aggressive cost reduction measures was initiated across the Food Equipment Division. The costs associated with this programme in the first half amounted to (pound)14.5 million. A reassessment of accounting estimates generates an additional, non-cash, exceptional charge of (pound)13.7 million: this arises principally from more conservative estimates of warranty provisions following adoption of FRS 18. A further cash charge of (pound)12.3 million relates to an agreement reached, post 31 March 2001, to settle the previously disclosed Bomar-related litigation. Finally, capitalised costs of (pound)5.8 million relating to the financing of the Scotsman acquisition have been written off.

Dividend

The Board has declared an interim dividend of 2.0p per share, reduced from 4.4p per share last year. This is consistent with the level indicated in the trading statement made on 23 March 2001. The interim dividend will be paid on 6 July 2001 to ordinary shareholders on the register on 15 June 2001.

FOOD SERVICE EQUIPMENT - NORTH AMERICA

Our Food Service Equipment Group in North America offers the broadest range of products in the industry, comprising cooking, warming, refrigeration, ventilation, dishwashing and food-preparation equipment as well as ice machines and beverage systems. Customers include quick-serve and full-service restaurants, hotels, institutional customers and drinks manufacturers.

Market conditions deteriorated over the period as the US economy slowed. Leading restaurant chains have significantly curtailed their new store opening and refurbishment programmes, and many independent restaurants and hotel operators are delaying new openings and replacement of non-essential equipment. Dealer volumes have reduced and the previously high growth rates enjoyed by buying groups have moderated. The market for ice machines is down some 10-15% and demand for beverage dispensing equipment is soft. Overall, our assessment is that the market is currently down approximately 10% compared to the prior year.

This slowdown has had a severe impact on the entire food equipment industry, as evidenced by published results from our competitors. Against this background, it is a measure of the strength of our business that available evidence points to Enodis largely holding or gaining share.

Operating profit was (pound)23.0 million (2000: (pound) 28.8 million), with margins adversely impacted by lower volumes, adverse mix and operational difficulties at one of our ice businesses.

Firm actions have been taken to reduce costs. These include a headcount reduction of 297 employees, which, together with discretionary spend reductions, are expected to result in cost savings of some (pound)10.6 million in the second half and (pound)18.0 million on an annualised basis. Operating difficulties at one of our ice-machine plants have been addressed as evidenced recently by "Supplier of the Year" awards from two of our major customers.

We have continued to pursue our "integrated selling" strategy - providing a full range of products and support services to provide solutions for our customers. There is growing evidence that this strategy is enhancing our competitive position with major end users in harmony with our distribution partners.

We have sharpened the management of our distribution channels in three important ways. Firstly, we have realigned our independent sales representatives in the USA, enabling them to sell the full Enodis product range. Secondly, we are targeting end-users more effectively through key account teams working in concert with our dealers, as well as providing improved training and support to consultants. Thirdly, we are co-ordinating the efforts of our distributors in the top ten food equipment markets outside the USA.

Notable successes during the period included significant new business gains from buying groups in the USA and achievement of "preferred vendor" status with two major healthcare providers and a leading contract caterer. We also agreed terms to supply Integrated Solution Packages (ISPs) to three major customers. In addition, we have substantially increased "walk-in" cooler business with our Food Service customers.

The acquisition of Jackson in the USA brings a leading dishwasher brand to our product range. This product line is now being introduced to other markets, with particular success in Canada.

We have maintained our investment in new product development at around 2-3% of sales, focused through our Global Technology Centre in Tampa, Florida. Major projects relate to odour removal from ventilation, online kitchen monitoring and microwave convection ovens.

Together with the actions taken to reduce costs, these developments further strengthen our competitive position and we believe will enable us to emerge from the current downturn in a stronger position than we entered it.

FOOD SERVICE EQUIPMENT - EUROPE AND REST OF WORLD

Our Food Service Equipment Group in Europe and ROW comprises manufacturing businesses in ice machines, steam combination ovens, microwave and combi-microwave ovens, preparation equipment, beverage systems and other general food service equipment, together with the distribution of products manufactured in North America.

The European market accounts for 22%, of our world wide business. The Group has growing positions in the ice-machine markets of China and Thailand and substantial exports of ice machines and combination ovens from plants in Europe to a network of distributors in most other world markets. Overall, the market in Europe is broadly flat compared to the prior year.

Operating profit at (pound)9.2 million in the first half was slightly ahead of the prior year reflecting the benefits of a property transaction and favourable foreign exchange movements. The launch of the Enodis brand and full product range in major European markets, providing customers with a wide-range of equipment through an integrated commercial team, has been well received by key-accounts, consultants and distributors alike.

On-going investment in new product development throughout the Region has seen important new products launched by Convotherm, Sammic, our ice businesses and Merrychef, where a new range of microwave products has been developed for a large North American restaurant chain.

In the UK, we recently announced the consolidation of the internal sales office, service and financial administration departments from all food equipment sites on to a single site in Sheffield effective from October 2001. This programme will provide customers with a "central service" for food equipment orders, technical advice and sales/service support. Overhead cost in the UK operation will reduce by over (pound)1million as a result.

In this region our cost savings actions will reduce headcount by almost 100 with expected benefits in the second half of over (pound)1 million and almost (pound)5 million on an annualised basis.

FOOD RETAIL EQUIPMENT

Our Food Retail Equipment businesses in North America and Australia manufacture commercial refrigeration products, including display cabinets, "walk-in" coolers, freezers and refrigeration systems, and storage units. Customers are principally supermarkets and convenience stores.

Demand for Food Retail Equipment is currently down some 15-20% in the USA year-on-year and, as previously announced, our US business has been further impacted by the store-closure programme at a major account referred to above. As a result, operating profit in the first half was (pound)4.5 million, down from (pound)13.8 million in the comparable period.

A vigorous programme of actions has been taken to turn around this business including the appointment of a new management team, two plant closures and the launch of new product lines in the USA, and the restructuring of our Australian operations.

In total the actions taken will reduce headcount in the Retail group by 539 employees, 23% of the total, and deliver second-half cost savings of (pound)2.7 million and full year cost savings of some (pound)6 million.

Our businesses which provide "walk-in" coolers and freezers have continued to perform well.

The actions we have taken will lead to a significant improvement in performance as market conditions improve.

BUILDING AND CONSUMER PRODUCTS

Magnet manufactures and sells domestic kitchen furniture and other joinery products, including windows and doors. It also distributes bathroom products, mainly under the C.P. Hart brand.

Market conditions were challenging in the first half. Consumer confidence was lower than the corresponding period last year which was boosted by Millennium optimism. The housing market also slowed, with first-half housing transactions down every month year-on-year, ultimately averaging 13% down overall.

Against this background, the Division's turnover declined by 4% against the prior year to (pound)132.9 million, and operating profit was 25% down at (pound)7.6 million. These results have been adversely impacted by the sale process described in the next paragraph.

On 23 April 2001, we announced that we had entered into an agreement for the sale of our Building and Consumer Products Division to a subsidiary company of Nobia AB. Separately today, we issued a circular to shareholders convening an Extraordinary General Meeting on 11 June 2001 to approve the transaction.

FUTURE

The Group's immediate priorities are to deliver the second half plan profit and cash including full realisation of cost savings.

Our strategy to create significant value for shareholders by continuing to build and develop the world's leading Food Equipment group has, in the current difficult market conditions, been refocused around a simpler organisation, lower cost base and a more realistic time scale for implementation.

The Group has strong underlying businesses with good products and brands, strong market positions and committed employees. Strong customer, dealer and distributor, and employee relationships are central to its strategy for creating value.

The Board recognises the requirement to restore shareholder value and reduce debt. It is therefore carrying out a review of all options to determine the best way of achieving this. Whilst good progress has been made it is too early to draw any conclusions from this exercise.

MANAGEMENT

As previously announced, we have introduced a simplified and streamlined organisation structure, with the three divisions reflected above. This enables us to maintain a high level of customer focus but at a lower cost. Our search for a new CEO is continuing and the outcome will be announced as soon as possible. In the meantime, our interim arrangements with a tight Executive Team are working well.

OUTLOOK

The actions we have taken to reduce costs, improve our competitive position and address specific operational and management issues should, together with the natural seasonality of the business, lead to a much improved second half performance from our core Food Equipment business, subject to there being no further material decline in levels of demand.

Next year will see the full benefit of the actions we have taken and this, together with anticipated improvements in market conditions, should lead to a significant recovery in profitability.

P M Brooks

Chairman

Copies of the 2001 unaudited interim results will be posted to shareholders today as part of the letter from the Chairman convening an Extraordinary General Meeting to approve the disposal of the Building and Consumer Products Division.

Copies are also available to the public on request to the Secretary at the Registered Office of the Company, Washington House, 40-41 Conduit Street, London W1S 2YQ, telephone 020 7304 6000. The interim results are posted on the Company's web site: www.enodis.com.

Unaudited group profit and loss account

                                                                       26 weeks to     26 weeks to      52 weeks to
                                                                          31 March         1 April     30 September
                                                                              2001            2000             2000
                                                             Notes        (pound)m        (pound)m         (pound)m
-------------------------------------------------------------------------------------------------------------------
Turnover
Principal businesses                                                         552.6           554.3          1,160.2
Property                                                                       0.9            13.7             19.9
                                                                       -----------     -----------     ------------
Continuing operations                                            2           553.5           568.0          1,180.1
Operating costs                                                             (565.9)         (513.2)        (1,061.8)
                                                                       -----------     -----------     ------------
Operating (loss)/profit
Principal businesses before goodwill amortisation and
   operating exceptional items                                                44.3            61.8            138.6
Operating exceptional items                                      4           (40.5)              -                -
Amortisation of goodwill                                                     (11.7)          (10.0)           (21.4)
                                                                       -----------     -----------     ------------
Principal businesses after goodwill amortisation and
   operating exceptional items                                                (7.9)           51.8            117.2
Property                                                                         -             7.3              8.4
Corporate costs                                                               (4.5)           (4.3)            (7.3)
                                                                       -----------     -----------     ------------
Continuing operations                                            3           (12.4)           54.8            118.3
Profit on disposal of property fixed assets                                      -             3.1              3.0
                                                                       -----------     -----------     ------------
(Loss)/profit on ordinary activities before interest
   and taxation                                                              (12.4)           57.9            121.3
Net interest payable and similar charges                                     (21.1)          (17.4)           (37.5)
Financing exceptional item                                       4            (5.8)              -                -
                                                                       -----------     -----------     ------------
(Loss)/profit on ordinary activities before taxation                         (39.3)           40.5             83.8
-------------------------------------------------------------------------------------------------------------------
Profit before, taxation, goodwill amortisation and
   operating/financing exceptional items                                      18.7            50.5            105.2
-------------------------------------------------------------------------------------------------------------------

Tax on (loss)/profit on ordinary activities                      5            (2.5)           (5.1)           (14.2)
                                                                       -----------     -----------     ------------
(Loss)/profit on ordinary activities after taxation                          (41.8)           35.4             69.6
Minority interests                                                               -            (0.2)            (0.3)
                                                                       -----------     -----------     ------------
(Loss)/profit for the period                                                 (41.8)           35.2             69.3
Equity dividends                                                 6            (5.0)          (11.0)           (33.9)
                                                                       -----------     -----------     ------------
Transfer to reserves                                                         (46.8)           24.2             35.4
                                                                       ===========     ===========     ============
                                                                             Pence           Pence            Pence
Basic earnings/(loss) per share                                  7           (16.8)           16.0             29.6
                                                                       -----------     -----------     ------------
Adjusted basic earnings per share                                7             6.5            19.2             37.4
                                                                       -----------     -----------     ------------
Diluted earnings/(loss) per share                                7           (16.7)           14.1             27.7
                                                                       -----------     -----------     ------------
Adjusted diluted earnings per share                              7             6.5            16.9             35.0
                                                                       ===========     ===========     ============

Unaudited statement of total recognised gains and losses

                                                                       26 weeks to     26 weeks to      52 weeks to
                                                                          31 March         1 April     30 September
                                                                              2001            2000             2000
                                                             Note         (pound)m        (pound)m         (pound)m
-------------------------------------------------------------------------------------------------------------------
(Loss) / profit for the period                                               (41.8)           35.2             69.3
Currency translation differences on foreign currency
   net investments                                               9             1.5            (0.4)             1.3
                                                                       -----------     -----------     ------------
Total recognised gains and losses in the period                              (40.3)           34.8             70.6
                                                                       ===========     ===========     ============

Unaudited group balance sheet

                                                          31 March             1 April      30 September
                                                              2001                2000              2000
                                             Notes        (pound)m            (pound)m          (pound)m
--------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets: Goodwill                                  434.5               376.0             412.7
Tangible assets                                              172.6               164.0             171.8
Investments                                                    8.0                 7.3               7.2
                                                          --------             -------      ------------
                                                             615.1               547.3             591.7
                                                          --------             -------      ------------
Current assets
Stocks                                                       160.3               144.4             153.1
Debtors                                                      222.3               202.3             221.1
Cash at bank and in hand                                      58.0                16.7              28.5
                                                          --------             -------      ------------
                                                             440.6               363.4             402.7
Creditors falling due within one year
Borrowings                                                    (0.4)              (65.5)            (90.4)
Other creditors                                             (281.5)             (247.7)           (276.9)
                                                          --------             -------      ------------
Net current assets                                           158.7                50.2              35.4
                                                          --------             -------      ------------
Total assets less current liabilities            8           773.8               597.5             627.1
                                                          ========             =======      ============
Financed by:
Creditors falling due after more than
   one year
Borrowings                                                   549.8               356.6             366.6
Provisions for liabilities and charges                        54.7                39.3              45.6
                                                          --------             -------      ------------
                                                             604.5               395.9             412.2
                                                          --------             -------      ------------
Capital and reserves
Called up share capital                                      125.0               124.8             125.0
Reserves                                                      43.6                75.6              88.8
                                                          --------             -------      ------------
Equity shareholders' funds                       9           168.6               200.4             213.8
                                                          --------             -------      ------------
Equity minority interests                                      0.7                 1.2               1.1
                                                          --------             -------      ------------
                                                             773.8               597.5             627.1
                                                          ========             =======      ============

Unaudited group cash flow statement

                                                                     26 weeks to    26 weeks to     52 weeks to
                                                                        31 March        1 April    30 September
                                                                            2001           2000            2000
                                                         Notes          (pound)m       (pound)m        (pound)m
---------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities
                                                             a              35.0           86.0           160.5
                                                                     -----------    -----------    ------------
Return on investments and servicing of
  finance
Interest paid                                                              (22.8)         (16.8)          (37.5)
                                                                     -----------    -----------    ------------
Taxation
Overseas and UK tax paid                                                    (0.9)          (5.1)          (10.2)
                                                                     -----------    -----------    ------------
Capital expenditure and financial
   investment
Payments to acquire tangible fixed assets                                   (8.1)         (17.3)          (32.1)
Receipts from sale of tangible fixed assets                                  3.1            6.5             8.2
Payments to acquire fixed asset investments                                 (0.1)             -             0.6
                                                                     -----------    -----------    ------------
                                                                            (5.1)         (10.8)          (23.3)
                                                                     -----------    -----------    ------------
Acquisitions and disposals
Purchase of subsidiary undertakings and
   minority interests                                       11             (25.0)        (29.9)           (48.2)
                                                                     -----------    -----------    ------------
                                                                           (25.0)        (29.9)           (48.2)
                                                                     -----------    -----------    ------------
Equity dividends paid                                                      (23.3)        (18.0)           (28.6)
                                                                     -----------    -----------    ------------
Cash (outflow) inflow before use of liquid
   resources and financing*                                                (42.1)          5.4             12.7
                                                                     -----------    -----------    ------------
Management of liquid resources
Cash transferred from term deposits                                            -           1.0              1.0
                                                                     -----------    -----------    ------------
Financing
Issue of shares                                                              0.1           0.1              0.6
Redemption of CULS                                                             -          (1.1)            (1.1)
Additional net borrowings                                                   62.1           1.8              0.6
Term loan (repayment)                                                          -         (15.7)           (32.4)
Scotsman acquisition facility (repayment)                                 (521.1)            -                -
Drawings on new facility                                                   529.8             -                -
Repayment of other loans                                                       -          (0.2)            19.2
Capital element of finance lease payments                                    0.7          (0.3)            (0.7)
                                                                     -----------    -----------    ------------
                                                                            71.6         (15.4)           (13.8)
                                                                     -----------    -----------    ------------
Increase (decrease) in cash in the period                                   29.5          (9.0)            (0.1)
                                                                     ===========    ===========    ============

*Enodis Group includes as liquid resources term deposits with a maturity of less than 90 days

Unaudited cash flow reconciliations

                                                                        26 weeks to    26 weeks to     52 weeks to
                                                                           31 March        1 April    30 September
                                                                               2001           2000            2000
                                                                           (pound)m       (pound)m        (pound)m
------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of operating (loss)/profit to net cash
    in flow from operating activities
Operating (loss)/profit                                                  (12.4)         54.8            118.3
Operating exceptional items                                               40.5             -                -
Depreciation                                                              12.6          11.6             23.8
Gain on sale of fixed assets                                              (1.7)         (0.2)            (0.3)
Amortisation of goodwill                                                  11.7          10.0             21.4
(Increase) decrease in stock                                              (2.8)          2.4             (0.5)
Decrease in debtors                                                        1.6          11.3              6.0
(Decrease) in creditors                                                   (9.5)         (6.2)            (3.6)
Provisions (net)                                                          (5.0)          2.3             (4.6)
                                                                 -------------   -----------     ------------
Net cash inflow from operating activities                                 35.0          86.0            160.5
                                                                 =============   ===========     ============
(b) Reconciliation of net cash flow to movement in net debt
Increase (decrease) in net cash in the period                             29.5          (9.0)            (0.1)
Cash (inflow) outflow from (decrease) in liquid
    resources                                                                -          (1.0)               -
Loans and finance leases acquired subsidiary
    undertakings                                                             -          (0.8)            (0.8)
Cash (inflow) outflow from capital element finance lease
    payments                                                              (0.7)          0.3              0.7
Term loan repayment                                                          -          15.7                -
Repayment of other loans                                                     -           0.2            (19.2)
Repayment of Scotsman acquisition facility                               521.1             -                -
New facility drawings                                                   (529.8)            -                -
Repayment of / (additional) borrowings                                   (62.1)         (1.8)            31.8
Conversion of Loan Stock to Ordinary Shares                                  -          93.3             93.3
Cash redemption of CULS                                                      -           1.1              1.1
Translation difference                                                   (17.6)        (10.7)           (42.3)
                                                                 -------------   -----------     ------------
Movement in net funds                                                    (59.6)         87.3             64.5
Net debt at start of period                                             (434.2)       (498.7)          (498.7)
                                                                 -------------   -----------     ------------
Net debt at end of period                                               (493.8)       (411.4)          (434.2)
                                                                 =============   ===========     ============
(c) Reconciliation of net debt to Balance Sheet
Cash at bank                                                              58.0          16.7             28.5
Current borrowing                                                         (0.4)        (65.5)           (90.4)
Exclude current potion of deferred financing costs                        (0.8)         (1.3)            (1.2)
                                                                 -------------   -----------     ------------
Current net cash/(debt)                                                   56.8         (50.1)           (63.1)
Long term lease obligations                                               (0.8)         (0.9)            (0.5)
Long term debt                                                          (549.0)       (355.7)          (366.1)
Exclude non current portion of deferred financing costs                   (0.8)         (4.7)            (4.5)
                                                                 -------------   -----------     ------------
Net debt at end of period                                               (493.8)       (411.4)          (434.2)
                                                                 =============   ===========     ============

Notes to the unaudited interim results

1.     Basis of Preparation

       The interim financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 30 September 2000.

       Following a recent reorganisation, the segmental analysis of results and assets has been prepared in accordance with the new Group management structure. Prior year comparatives have been restated accordingly.

2.     Turnover

                                                          26 weeks to    26 weeks to     52 weeks to
                                                             31 March        1 April    30 September
                                                                 2001           2000            2000
                                                             (pound)m       (pound)m        (pound)m
                                                                          (Restated)      (Restated)
       ---------------------------------------------------------------------------------------------
       Food Service North America                               224.1          222.8           487.0
       Food Service North America Acquisitions                   10.7              -               -
       Food Service Europe and Rest of World                     87.4           81.4           178.1
       Food Retail                                               97.5          111.4           219.4
                                                          -----------    -----------    ------------
       Food Equipment                                           419.7          415.6           884.5
       Building and consumer products                           132.9          138.7           275.7
       Property                                                   0.9           13.7            19.9
                                                          -----------    -----------    ------------
       Continuing operations                                    553.5          568.0         1,180.1
                                                          ===========    ===========    ============

       Group turnover benefited from favourable exchange rates by (pound)26.1m compared to the prior year.

3.     Operating (loss)/profit

                                                          26 weeks to    26 weeks to     52 weeks to
                                                             31 March        1 April    30 September
                                                                 2001           2000            2000
                                                             (pound)m       (pound)m        (pound)m
                                                                          (Restated)      (Restated)
       ---------------------------------------------------------------------------------------------
         Food Service North America                              22.1           28.8            66.3
         Food Service North America Acquisitions                  0.9              -               -
         Food Service Europe and Rest of World                    9.2            9.0            22.6
         Food Retail                                              4.5           13.8            22.6
                                                          -----------    -----------    ------------
                                                                 36.7           51.6           111.5
         Food Equipment goodwill amortisation                   (11.7)         (10.0)          (21.4)
                                                          -----------    -----------    ------------
         Food Equipment                                          25.0           41.6            90.1
         Exceptional items                                      (40.5)             -               -
                                                          -----------    -----------    ------------
                                                                (15.5)          41.6            90.1
         Building and consumer products                           7.6           10.2            27.1
         Property                                                   -            7.3             8.4
         Corporate costs                                         (4.5)          (4.3)           (7.3)
                                                          -----------    -----------    ------------
         Continuing operations                                  (12.4)          54.8           118.3
                                                          ===========    ===========    ============

         Group operating profit has benefited from favourable exchange rates by (pound)2.3m compared to the prior year.

4.     Exceptional items

                                                                                                 (pound)m
---------------------------------------------------------------------------------------------------------
       Restructuring costs                                                                         14.5
       Revisions to working capital provisions and other exceptional warranty costs                13.7
       Litigation costs                                                                            12.3
                                                                                                 --------
       Operating exceptional items                                                                 40.5
                                                                                                 ========
       Financing exceptional item                                                                   5.8
                                                                                                 ========

       Restructuring costs of (pound)14.5m comprise the costs associated with a number of rationalisation projects including headcount savings and manufacturing efficiency improvements announced before 31 March 2001.

       Following the publication of FRS18 "Accounting Policies", the Group has reassessed its accounting estimates for warranty provisions and provided an additional (pound)8.0m. In addition, exceptional warranty costs of (pound)4.5m have arisen in the period and previously capitalised development costs of (pound)1.2m have been written off.

       Subsequent to 31 March 2001, the Group reached agreement in the Bomar case for payment of $17.5m ((pound)12.3m) in settlement of all claims. A payment of $10.0m has been made in May 2001 with a further $7.5m due in October 2001.

       During the period, the Group entered into new facilities to refinance the Scotsman acquisition debt. The capitalised costs of the previous financing arrangements relating primarily to arrangement and other fees totalling (pound)5.8m have been written off.

5.     Taxation

                                                                26 weeks to        26 weeks to      52 weeks to
                                                                   31 March            1 April     30 September
                                                                       2001               2000             2000
                                                                   (pound)m           (pound)m         (pound)m
       --------------------------------------------------------------------------------------------------------
       The tax charge for the current period comprised:
       UK taxation                                                       -                  -             (0.7)
       Foreign taxation                                               (2.5)              (5.1)           (13.5)
                                                                ----------         ----------      -----------
                                                                      (2.5)              (5.1)           (14.2)
                                                                ==========         ==========      ===========

       A tax charge has principally arisen because of profits arising in overseas countries where there are no available losses.

6.     Equity dividends

       An interim dividend of 2.0p (net) per share (March 2000: 4.4p (net)) has been declared.

7.   Earnings /(loss) per share

                                                                          26 weeks to      26 weeks to          52 weeks to
                                                                             31 March          1 April         30 September
                                                                                 2001             2000                 2000
                                                                             (pound)m         (pound)m             (pound)m
     ----------------------------------------------------------------------------------------------------------------------
     Basic earnings ((loss)/profit on ordinary activities
        after taxation and minorty interests)                                   (41.8)            35.2                 69.3
     CULS interest                                                                  -              0.1                  0.1
                                                                          -----------      -----------         ------------
     Diluted earnings/(loss)                                                    (41.8)            35.3                 69.4
                                                                          ===========      ===========         ============
                                                                                    m                m                    m
     ----------------------------------------------------------------------------------------------------------------------
     Basic weighted average number of shares                                    248.8            219.8                234.0
     Employee share options                                                       0.5              1.4                  1.5
     Share save options                                                           0.3              1.0                  0.9
     CULS                                                                           -             28.6                 14.3
                                                                          -----------      -----------         ------------
     Diluted weighted average number of shares                                  249.6            250.8                250.7
                                                                          ===========      ===========         ============
                                                                                Pence            Pence                Pence
     ----------------------------------------------------------------------------------------------------------------------
     Basic earnings (loss) per share                                            (16.8)            16.0                 29.6
     Basic earnings per share on exceptional items                               18.6                -                    -
     Basic earnings per share on goodwill amortisation                            4.7              4.6                  9.1
     Basic earnings per share on disposal of property
        fixed assets                                                                -             (1.4)                (1.3)
                                                                          -----------      -----------         ------------
     Adjusted basic earnings per share                                            6.5             19.2                 37.4
                                                                          -----------      -----------         ------------
     Diluted earnings / (loss) per share                                        (16.7)            14.1                 27.7
     Diluted earnings per share on exceptionl items                              18.5                -                    -
     Diluted earnings per share on goodwill amortisation                          4.7              4.0                  8.5
     Diluted earnings per share on disposal of property
        fixed assets                                                                -             (1.2)                (1.2)
                                                                          -----------      -----------         ------------
     Adjusted diluted  earnings per share                                         6.5             16.9                 35.0
                                                                          ===========      ===========         ============

8.   Total assets less current liabilities

                                                         31 March                    1 April       30 September
                                                             2001                       2000               2000
                                                         (pound)m                   (pound)m           (pound)m
                                                                                  (Restated)         (Restated)
     ----------------------------------------------------------------------------------------------------------
     Food Service North America                             487.8                      436.3              458.0
     Food Service Europe                                     99.1                       74.3               91.1
     Food Retail                                             60.4                       65.5               68.5
     Building and consumer products                          79.4                       72.0               81.3
     Property                                                 8.8                        5.9                9.1
     Investments                                              4.5                        4.7                4.8
     Discontinued operations                                  0.1                        1.0                0.1
                                                         --------                 ----------       ------------
                                                            740.1                      659.7              712.9
     Corporate                                              (23.1)                     (12.1)             (22.7)
     Net cash/(debt)                                         56.8                      (50.1)             (63.1)
                                                         --------                 ----------       ------------
                                                            773.8                      597.5              627.1
                                                         ========                 ==========       ============

9.   Equity shareholders' funds

                                      Share                 Share                     Profit
                                    Capital               Premium                     & loss              Total
                                   (pound)m              (pound)m                   (pound)m           (pound)m
     ----------------------------------------------------------------------------------------------------------
     At 1 October 2000                125.0                 238.9                     (150.1)             213.8
     Shares issued                        -                   0.1                          -                0.1
     Loss for the period                  -                     -                      (46.8)             (46.8)
     Currency realignment                 -                     -                        1.5                1.5
                                   --------              --------                   --------           --------
     At 31 March 2001                 125.0                 239.0                     (195.4)             168.6
                                   ========              ========                   ========           ========

10. Foreign currency translation

    The results of subsidiary companies reporting in currencies other than the Pound Sterling have been translated at the average rate prevailing for each month for the 26 weeks to 31 March 2001, the weighted average exchange rate for sales and profit being (pound)1=$1.461. Results to 1 April 2000 were translated at the rate of (pound)1=$1.604 and full year results to September 2000 at (pound)1=$1.557.

11. Acquisitions

    During the period, the Group acquired the entire share capital of Jackson MSC Inc., for (pound)24.3m in cash including fees. Net assets of (pound)4.9m were acquired. Provisional goodwill of (pound)19.4m has been capitalised and will be amortised over a period of 20 years.

12. Results for 2000

    The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985.

    The figures for the 52 weeks to 30 September 2000 have been extracted from the 2000 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237
    (2) or (3) of the Companies Act 1985.

    The figures for the 26 weeks to 1 April 2000 were extracted from the 2000 interim statement which was reviewed but not audited.

 13. Events occurring after the end of the financial period

     On 20 April 2001, the Group entered into an agreement for the sale of its Building and Consumer Products division to a subsidiary company of Nobia AB. The consideration for the sale of the division was (pound)114.0 million in cash, (pound)20.0 million in vendor loan notes together with warrants to acquire shares in Nobia AB. The consideration will be adjusted on a pound for pound basis to the extent that there is a difference between the value of the net assets of the division as at 31 March 2001 and (pound)83.8m. A payment of (pound)10.0m will be made by the Group to Magnet Limited immediately prior to completion in respect of pension funding.

     The net profit before tax on the sale will be approximately (pound)25.0m and will not be subject to a tax charge as capital losses are available.

     The sale is conditional upon shareholder approval and competition clearance from the EU. It is expected to be completed in June 2001.

     INDEPENDENT REVIEW REPORT TO ENODIS plc

     Introduction

     We have been instructed by the company to review the financial information set out on pages 12 to 20 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

     Directors' responsibilities

     The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

     Review work performed

     We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

     Review conclusion

     On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twenty-six weeks ended 31 March 2001.

     Deloitte and Touche Chartered Accountants
     Hill House
     1 Little New Street, London EC4A 3TR

     24 May 2001"

                                   Part III

                     Financial Information Relating to the
                    Building and Consumer Products Division

1. Basis of preparation

The Building and Consumer Products Division has historically not been audited on a stand alone basis. Consequently the financial information on the Building and Consumer Products Division set out below has been extracted without material adjustment from consolidation schedules prepared for the published audited consolidated financial statements of Enodis for the 52 week period ended 26 September 1998, the 53 week period ended 2 October 1999 and the 52 week period ended 30 September 2000.

The auditors, Deloitte & Touche, Chartered Accountants and Registered Auditors, have given audit opinions on the consolidated financial statements of Enodis in respect of each of the three financial years ended 30 September 2000 which were unqualified and did not contain any statement under section 237(2) to (4) of the Companies Act 1985 (as amended).

The financial information set out below does not constitute full statutory financial statements within the meaning of section 240 of the Companies Act 1985 (as amended).

2. Profit and loss accounts

Set out below are the profit and loss accounts of the Building and Consumer Products Division for the 52 week period ended 26 September 1998, the 53 week period ended 2 October 1999 and the 52 week period ended 30 September 2000.

                                                  1998     1999     2000
                                                 (pound)m (pound)m (pound)m
--------------------------------------------------------------------------------
Turnover                                          250.5    265.6    275.7
Cost of sales                                    (166.2)  (171.7)  (176.5)
                                                -------  -------  -------
Gross profit                                       84.3     93.9     99.2
Other operating expenses                          (67.6)   (71.0)   (73.9)
                                                -------  -------  -------

Operating profit                                   16.7     22.9     25.3
Net interest payable                               (1.7)    (0.6)    (2.5)
                                                -------  -------  -------

Profit on ordinary activities before taxation      15.0     22.3     22.8
Tax on profit on ordinary activities               (0.2)      --       --
                                                -------  -------  -------

Profit on ordinary activities after taxation       14.8     22.3     22.8
                                                =======  =======  =======

The results for the 52 week period ended 26 September 1998 were prepared prior to any allocation of corporate cost. The results for the 52 week period ended 26 September 1998 are therefore not strictly comparable to the results presented for the 53 week period ended 2 October 1999 and the 52 week period ended 30 September 2000. The operating profit for the 53 week period ended 2 October 1999 and for the 52 week period ended 30 September 2000 are net of corporate cost allocations of (pound)1.1 million and (pound)1.8 million respectively. Based on the same method of allocation as in the 52 week period to 30 September 2000, (pound)2.2 million of corporate costs would have been allocated to the Building and Consumer Products Division for the 52 week period ended 26 September 1998.

3.      Balance sheet

Set out below is the balance sheet of the Building and Consumer Products Division as at 30 September 2000:

                                                                        2000
                                                                    (pound)m
                                                                     (Note 1)
----------------------------------------------------------------------------

Fixed assets
Tangible assets                                                         52.2
                                                                    --------
Current assets
Stocks                                                                  45.1
Debtors                                                                 35.0
                                                                    --------
                                                                        80.1
Creditors falling due within one year                                  (51.0)
                                                                    --------
Net current assets                                                      29.1
                                                                    --------
Total assets less current liabilities                                   81.3
                                                                    ========

Financed by:
Provisions for liabilities and charges                                   1.0
Borrowings-amounts due to Enodis                                        24.2
Share capital and reserves/Net assets                                   56.1
                                                                    --------
                                                                        81.3
                                                                    ========

(1) Any borrowings due to Enodis by the Building and Consumer Products Division at the Completion Date will be repaid to Enodis at Completion as part of the (pound)134 million consideration.

                                    Part IV

                  Unaudited pro forma statement of net assets
                            of the Continuing Group

Introduction

Set out on page 25 is the unaudited pro forma statement of net assets as at 31 March 2001 (the "pro forma financial information"), which has been prepared on the assumption that the disposal of the Building and Consumer Products Division as described in Part V of this document had occurred as at that date.

Because of the nature of pro forma financial information it may not give a true picture of the Continuing Group's financial position and has been prepared for illustrative purposes only.

The unaudited pro forma statement of net assets as at 31 March 2001 has been extracted without material adjustment from the consolidation schedules used in preparing the unaudited balance sheet of Enodis as set out in its consolidated interim results for the 26 week period ended 31 March 2001, as set out in Part II of this document, with further adjustments in accordance with paragraph
12.29 of the Listing Rules.

The unaudited pro forma financial information does not take any account of trading results or movements in working capital and cash flows of Enodis or the Building and Consumer Products Division since 31 March 2001.

Unaudited pro forma statement of net assets as at 31 March 2001

                                                                Adjustments
                                                   ------------------------------
                                                    Building and         Disposal
                                                        Consumer     proceeds net
                                                        Products      of taxation       Pro forma
                                           Enodis       Division              and      net assets
                                         31 March       31 March      transaction        31 March
                                             2001           2001            costs            2001
                                          (Note 1)       (Note 2)   (Notes 3 to 6)
                                         (pound)m       (pound)m         (pound)m        (pound)m
Fixed assets
Intangible asset: goodwill                  434.5              -                -           434.5
Tangible assets                             172.6          (51.7)               -           120.9
Investments                                   8.0              -                -             8.0
                                         --------   ------------    -------------      ----------
                                            615.1          (51.7)               -           563.4
                                         --------   ------------    -------------      ----------

Current assets and liabilities
Stocks                                      160.3          (42.9)               -           117.4
Debtors                                     222.3          (30.4)            20.0          211.90
Cash at bank and in hand                     58.0           (4.0)             4.0            58.0
                                         --------   ------------    -------------      ----------
                                            440.6          (77.3)            24.0           387.3
                                         --------   ------------    -------------      ----------

Creditors falling due within one year
Borrowings                                   (0.4)             -                -            (0.4)
Other creditors                            (281.5)          45.6                -          (235.9)
                                         --------   ------------    -------------      ----------
                                           (281.9)          45.6                -          (236.3)
                                         --------   ------------    -------------      ----------
Net current assets/(liabilities)            158.7          (31.7)            24.0           151.0
                                         --------   ------------    -------------      ----------
Total assets less current liabilities       773.8          (83.4)            24.0           714.4
                                         ========   ============    =============      ==========
Financed by:
Creditors falling due after more than
 one year:  Borrowings                      549.8              -            (93.5)          456.3
Provisions for liabilities and charges       54.7           (1.1)               -            53.6
                                         --------   ------------    -------------      ----------
                                            604.5           (1.1)           (93.5)          509.9
                                         --------   ------------    -------------      ----------
Amounts due to Enodis                           -          (19.8)            19.8               -
Equity shareholders' funds                  168.6          (62.5)            97.7           203.8
Equity minority interests                     0.7              -                -             0.7
                                         --------   ------------    -------------      ----------
Pro forma net aassets                       169.3          (82.3)           117.5           204.5
                                         --------   ------------    -------------      ----------
                                            773.8          (83.4)            24.0           714.4
                                         ========   ============    =============      ==========

Notes:
1. The net assets of Enodis have been extracted without material adjustment from the balance sheet as set out in the unaudited consolidated interim results of Enodis for the 26 week period ended 31 March 2001.

2. The unaudited net assets of the Building and Consumer Products Division have been extracted without material adjustment from consolidation schedules prepared for the purposes of the unaudited consolidated interim results of Enodis for the 26 week period ended 31 March 2001.

3. The estimated net disposal proceeds of (pound)113.5 million consist of the following items:


                                          (pound)million
   Sale consideration                              134.0
   Pension fund payment                            (10.0)
   Estimated cash transaction costs                 (5.0)
   Provisional net asset adjustment                 (5.5)
                                                 -------
                                                   113.5
                                                 =======

   No value has been attributed to the warrants in the share capital of Nobia to be issued to Enodis at and after Completion. (pound)93.5 million of the proceeds will be applied to reduce borrowings and (pound)20.0 million will be added to debtors (which represents the vendor loan note).

4. Due to the availability of tax losses no tax is expected to be paid on the exceptional profit.

5. The net inter-company balance between the Building and Consumer Products Division and the Continuing Group at 31 March 2001 was (pound)19.8 million of borrowings and (pound)4.0 million of cash. These have been excluded from the net assets to be disposed of.

6. Negative goodwill previously credited to reserves of (pound)4.5 million will be added to the profit on Disposal. This will have no impact on shareholders' funds.

7. Provisions for costs directly attributable to the Disposal will be charged against the profit calculated at the Completion Date. These provisions have not been reflected in the pro forma net assets at 31 March 2001.

                         LETTER FROM DELOITTE & TOUCHE



                                                                          [LOGO]

                                                                      Hill House
                                                             1 Little New Street
                                                                 London EC4A 3TR

The Directors
Enodis plc
Washington House
40-41 Conduit Street
London W1S 2YQ

Salomon Brothers International Limited
 (trading as Schroder Salomon Smith Barney)
Victoria Plaza
111 Buckingham Palace Road
London SW1W 0SB

                                                                     24 May 2001

Dear Sirs

Enodis plc ("the Company ")

We report on the unaudited pro forma statement of net assets ("the pro forma financial information") set out in Part IV of the Circular dated 24 May 2001 ("the Circular") issued by Enodis plc. The pro forma financial information has been prepared for illustrative purposes only to provide information about how the proposed disposal of the Building and Consumer Products Division might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority ("the Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

                               Yours faithfully

                              Deloitte & Touche
                             Chartered Accountants

                                    Part V
                 Summary of the Principal Terms and Conditions
                           Relating to the Disposal

The Purchaser, a wholly owned subsidiary of Nobia, has agreed to acquire the Building and Consumer Products Division on a debt free/cash free basis for a consideration of (pound)134 million payable on Completion (subject to post Completion adjustment as detailed below), of which (pound)114 million is payable in cash and (pound)20 million is in the form of a vendor loan, together with warrants to acquire shares in Nobia. Nobia has agreed to guarantee all of the Purchaser's obligations under the Disposal Agreement.

The vendor loan is repayable in 2009 or on a sale or public offering of Nobia if earlier. The loan is subordinated to Nobia's bank and mezzanine debt and interest is payable to Enodis at 3.5 per cent. over LIBOR.

Warrants representing 1 per cent. of the issued share capital of Nobia will be issued to Enodis on Completion, together with the right for Enodis to call for warrants representing a further 0.5 per cent. of the issued share capital of Nobia after the first anniversary of the Completion Date and warrants representing a further 0.5 per cent. of the issued share capital of Nobia after the second anniversary of the Completion Date, if on each such date the vendor loan remains outstanding. If the vendor loan is repaid to Enodis within the two year period following Completion Enodis is entitled to receive an early prepayment penalty of (pound)0.8 million in cash in the first year following Completion and (pound)0.4 million in cash in the second year following Completion. In total these warrants are estimated to have a potential value of up to (pound)2 million. The warrants entitle Enodis to subscribe for shares in Nobia for nil consideration. It is the intention of Enodis to retain these warrants for investment purposes.

In addition:

(i) following a post Completion audit, the consideration will be increased on a pound for pound basis to the extent that net assets (excluding borrowings, cash and goodwill) at 31 March 2001 exceed (pound)83.8 million or reduced on a pound for pound basis to the extent that such net assets are below (pound)83.8 million. Any such increase in the consideration will be made by increasing the amount of the vendor loan and any such decrease will be made by Enodis repaying such amount of the cash consideration. There are no maximum or minimum limits to any such increase or decrease;

(ii) all balances between the Division and the Continuing Group will be settled at the Completion Date out of the cash consideration;

(iii) the cash consideration will be increased by the amount of any cash and reduced by the amount of any third party borrowings remaining on the books of the Division at the Completion Date;

(iv) the Purchaser is to assume the net profits of the Division as from (but excluding) 31 March 2001; and

(v) Enodis will contribute (pound)10 million to Magnet immediately prior to Completion in respect of a shortfall in the funding of the Magnet Group Pension Scheme.

The Disposal Agreement contains certain warranties and indemnities from Enodis in relation to the Division. In particular, Enodis has given an indemnity to the Purchaser for certain specified environmental and property matters up to an aggregate cap of (pound)3 million for 3 years from the Completion Date, together with an indemnity for unknown environmental matters up to an aggregate cap of (pound)2 million for 6 years from the Completion Date. There is also a customary tax deed of indemnity given by Enodis in favour of the Purchaser.

Claims for breach of any warranty related to taxation and claims under the tax deed of indemnity must be made within seven years of the Completion Date. All other claims for breach of warranty must be made within two years of the Completion Date.

The maximum amount which may be recovered by the Purchaser for any claims under the Disposal Agreement is an amount equal to the consideration, following post Completion adjustment. A claim may only be made by the Purchaser under the warranties in the event that the value of such claim (or the aggregate value of all similar claims) exceeds (pound)10,000 and that the aggregate value of all such claims exceeds (pound)1 million in which event the whole amount may be claimed and not just the excess.

Completion is conditional upon the approval of the Shareholders at the EGM and receipt by Nobia of confirmation from the Competition Directorate General of the EU Commission that it does not intend to initiate proceedings or make a referral. It is expected that the relevant confirmation will be received by 28 May 2001.

In the event that the Disposal does not complete due to the Purchaser's or Nobia's failure to meet their respective Completion obligations under the Disposal Agreement, the Purchaser has agreed to pay Enodis (pound)10 million in liquidated damages. A letter of credit from Svenska Handelsbanken has been obtained as security for the payment of the (pound)10 million.

                                     Part VI
                             Additional Information

1.   Responsibility statement

The Directors of Enodis, whose names are set out below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Directors are:
Peter Brooks (Chairman (non-executive))
Andrew Allner (Chief Financial Officer)
Andrew Roake (Chief Operating Officer)
Eryl Morris (Non-Executive)
Robert Briggs (Non-Executive)
Waldemar Schmidt (Non-Executive)

The business address of all of the Directors is Washington House, 40-41 Conduit Street, London W1S 2YQ.

2.   Directors and other interests

(a)  Interests in shares

     The interests as at 22 May 2001 (being the latest practicable date prior to the publication of this document) of each Director in securities of the Company, as have been notified to the Company pursuant to sections 324 or 328 of the Act, or are required to be entered in the register of Directors' interests maintained under section 325 of the Act, or which are interests of a connected person of a Director which a would, if the connected person were a Director, be required to be so notified or entered and the existence of which is known to or could with reasonable diligence be ascertained by that Director, are shown below (all of which are held beneficially) and all of which are individually and in total less than three per cent. of the entire issued share capital of Enodis:

                                                                   Enodis Shares
                                                                     represented
                                                                       by Enodis
     Director                                     Enodis Shares             ADSs
     Peter Brooks                                        20,000                -
     Andrew Allner                                        4,500                -
     Andrew Roake                                       100,000           10,000
     Eryl Morris                                         20,000                -
     Robert Briggs                                            -            2,000
     Waldemar Schmidt                                     2,300                -

     Andrew Roake holds options to acquire Enodis Shares under certain of the Executive Schemes, each of which has been granted for nil consideration, details of which are set out below:

                                                      Date from
                                                          which    Latest expiry
     Enodis Shares under option    Exercise price   exercisable             date
     254,802                               187.5p      28.11.00         28.11.07
     37,935                                180.0p      17.11.01         17.11.08
     90,197                                314.0p      24.11.02         24.11.09
     77,640                                322.0p      03.07.03         03.07.10

     Pursuant to the requirements of the Act, Andrew Allner, as well as all other UK employees, is deemed to be interested in the Enodis Shares held by the trustees of the Company's 1993 Executive Share Option Scheme. As at 22 May 2001, that interest was in 1,269,341 Enodis Shares in total, being 0.51 per cent. of the entire issued share capital of Enodis.

     Save as disclosed above, no Director nor any person connected (within the meaning of section 346 of the Act) with a Director has any beneficial interests in the share capital of Enodis or of any of its subsidiary undertakings.

(b)  Directors' interest in transactions

     No Director has or has had any interest in any transaction which is or was of an unusual nature, contains or contained unusual terms or which is or was significant to the business of the Enodis Group and which was effected by any member of the Enodis Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

(c)  Directors' service agreements

     Enodis Corporation, a subsidiary of the Company, employs Andrew Roake under a service agreement dated 9 December 1997. The agreement has no fixed term but may be terminated by Enodis Corporation on 12 months' notice and by Mr Roake on two months' notice. In the event of a termination without cause following a change of control of Enodis before 31 March 2002, Mr Roake is entitled to his basic salary for 2 years from the date of termination. Mr Roake currently receives a salary of $535,000 ((pound)374,597) per annum. In addition, Mr Roake is eligible to receive a bonus for the current year equal to twice gross annual salary if (i) certain earnings targets for Enodis are achieved and (ii) a share price of (pound)2.00 following the announcement of Enodis' full year results is achieved. He is also entitled to receive other benefits, such as pension benefits, the cost of private health insurance, life assurance, use of a company car and use of a mobile phone. The annual value of these other benefits for the year ended 30 September 2000 was $13,710 ((pound)9,599) and is not expected to be materially different in the current year.

     Enodis has also agreed to grant Mr Roake an option under the 2001 Executive Share Option Scheme, with a value of twice his annual base salary, based on an exercise price of (pound)1.81 per Enodis Share. If the price of the Enodis Shares increases before the date of grant, Mr Roake is entitled upon exercise of the options to the difference between the actual exercise price and (pound)1.81 per Enodis Share. If there is a change of control of Enodis prior to the date of grant, Mr Roake will receive a cash payment of the amount that would have been paid to him if he had been granted and had exercised the option at an exercise price of (pound)1.81 per Enodis Share and had sold the shares at the purchase price paid by the acquiror.

     Enodis employs Andrew Allner under a service agreement dated 20 October 2000. The agreement has no fixed term but may be terminated by the Company on 12 months' notice and by Mr Allner on 3 months' notice. If Enodis terminates Mr Allner's employment without cause or there is a change of control of Enodis within the first 18 months of Mr Allner's employment with Enodis, Mr Allner is entitled to a payment equal to 95 per cent. of his basic salary (and 95 per cent of additional salary payable in lieu of pensions contributions (as described below) in the case of termination, if the Board agrees; and 95 per cent. of his bonus in the case of change of control) for one year from the date of termination. Mr Allner currently receives a basic salary of (pound)245,000 per annum together with a further amount equal to 27 per cent. of basic salary in lieu of membership of the Company's pension arrangements for Directors.

     In addition, Mr Allner is eligible to receive a special bonus based on the price of Enodis Shares after the preliminary announcement of the annual results for the financial year ending 30 September 2001, of (pound)5,000 for each 1 pence that the share price then exceeds 100 pence per Enodis Share, or, if there is a change of control of Enodis prior to the preliminary announcement, (pound)5,000 for each 1 pence that the purchase price exceeds 100 pence per Enodis Share at the time any offer for the entire issued share capital of Enodis is declared wholly unconditional, subject to a minimum of (pound)250,000.

     Enodis has also agreed to grant to Mr Allner an option under the 2001 Executive Share Option Scheme, on the same terms as the option granted to Mr Roake as referred to above. Mr Allner is also entitled to other benefits, such as the cost of private health insurance, life assurance, use of a company car and use of a mobile phone. The estimated annual value of these other benefits is expected to be approximately (pound)19,637.

     Neither Mr Roake nor Mr Allner are entitled to any other commission or profit sharing arrangements. Save as disclosed in this paragraph 2(c), there are no existing or proposed Directors' service contracts. The aggregate remuneration of the Directors will not be varied as a consequence of the Disposal.

(d)  Directors' letters of appointment

     The Company has entered into letters of appointment with each of the non-executive Directors. Mr Brooks was appointed pursuant to a letter of appointment dated 21 May 1998. The terms of his appointment were recently amended by a letter dated 10 April 2001 pursuant to which Mr Brooks agreed to increase his time commitment to the Company until such date as a new Chief Executive Officer is appointed or until either party gives to the other four weeks' notice in writing to terminate this temporary arrangement and to revert to the previous arrangement. Mr Brooks receives a fee of (pound)210,000 per annum in respect of this revised arrangement. Mr Morris and Mr Schmidt each receive a fee of (pound)32,500 per annum pursuant to letters of appointment dated 13 July 1998 and 27 January 2000 respectively (as amended). Mr Briggs receives a fee of (pound)27,500 pursuant to a letter of appointment dated 21 July 2000. Each of the non-executive directors has been appointed for a proposed initial period of five years. However, this is not a fixed term and none of them is entitled to any compensation for early termination. Each of the non-executive directors is entitled to claim expenses but receives no other benefits.

3.   Substantial interests in shares

Save as disclosed below, the Company is not aware of any person who, directly or indirectly, had an interest in three per cent. or more of the issued share capital of the Company as at 22 May 2001 (being the latest practicable date prior to the publication of this document):

                                                                   Percentage of
                                                                   issued Enodis
Shareholder                                      Enodis Shares     Share Capital
Harris Associates L.P.                              25,979,600             10.40
Standard Life Group                                  9,435,317              3.78
Bank of New York Nominees                            9,288,080              3.71

4.   Material contracts

(a)  Continuing Group

     The only contracts, other than contracts entered into in the ordinary course of business, which have been entered into by any member of the Continuing Group (i) within the two years immediately preceding the date of this document which are or may be material or (ii) which contain any provision under which any member of the Continuing Group has any obligation or entitlement which is or may be material to the Continuing Group as at the date of this document are as follows:

     (i)    the Disposal Agreement;

     (ii) an inter-creditor deed dated 20 April 2001 between (1) Nobia and certain of its subsidiaries (2) certain financial institutions acting as senior lenders (3) Enodis (4) Svenska Handlesbanken AB
            (publ) (as facility agent) (5) Intermediate Capital Group PLC as agent for the mezzanine lenders (6) Svenska Handlesbanken AB (publ) as security agent which, inter alia, provides that the vendor loan of (pound)20 million granted to Enodis pursuant to the Disposal Agreement is subordinated to Nobia's existing senior and mezzanine debt;

     (iii) a facility agreement dated 12 March 2001 between (1) Enodis and certain subsidiaries (2) Salomon Brothers International Limited ("Salomon Brothers") and The Royal Bank of Scotland plc ("RBS") and
            (3) RBS (as amended on 20 April 2001 and 22 May 2001) pursuant to which RBS and Salomon Brothers acted as arrangers of the facility and RBS acted as agent for certain banks (the "Banks"). Pursuant to the terms of the agreement, the Banks have agreed to extend to Enodis a (pound)400 million revolving credit facility for a period of five years commencing on 12 March 2001 and a (pound)200 million revolving credit facility for a period of 364 days commencing on 22 May 2001 which may be converted at the option of Enodis on the 364th day following 22 May 2001 into term loans with a repayment date of 22 May 2003. Interest is charged on amounts borrowed at a rate equivalent to LIBOR, the applicable margin and mandatory costs. The applicable margin is to be determined according to the leveraged ratio of the Continuing Group and ranges from 0.75 per cent. above LIBOR to 1.5 per cent. above LIBOR;

     (iv) a settlement agreement dated 14 May 2001 between (1) International Minerals and Resources, S.A. ("IMR") (2) International Shipping Company, S.A ("ISL") (3) S Katz (4) Bomar Resources Inc. (5) Bomar Resources, Inc. (6) Bomar Resources Holdings, Inc and (7) Enodis pursuant to which Enodis agreed to pay a total of $17.5 million to IMR and ISR in final settlement of certain claims related to Bomar Resources Inc., a former indirect subsidiary of Enodis. Of the $17.5 million, $10 million was paid on 14 May 2001 and $7.5 million will be payable on 1 October 2001;

     (v) an agreement dated 9 November 2000 between (1) Ecolab Inc and (2) Enodis Corporation pursuant to which Enodis Corporation purchased the entire issued shares of common stock of Jackson MSC Inc for a total consideration of (pound)23.7 million. The agreement contains warranties in favour of Enodis Corporation which survive for a period of eighteen months from the completion date (other than warranties in respect of certain tax matters which survive for a period of four years from the completion date and warranties in respect of the shares being acquired which survive for the applicable statute of limitations). Enodis Corporation may only claim for breach of warranty if its losses exceed $500,000 in total (in which case it may only claim for the excess above $500,000), subject to a maximum cap on liability of $7,500,000;

     (vi) a deposit agreement dated 11 July 2000 between (1) the Company (2) Bank of New York and (3) all owners and holders from time to time of Enodis ADRs pursuant to which Bank of New York acts as depositary and registrar for the Enodis ADRs. Generally, the depositary will issue and register ADRs as requested against the deposit of Enodis Shares with its London or corporate trust office and upon payment of fees, expenses and taxes. The depositary will also deliver the underlying Enodis Shares as requested against the deposit of Enodis ADRs for cancellation and upon payment of fees, expenses and taxes;

     (vii) a merger agreement dated 1 July 1999 between (1) Welbilt Corporation (now known as Enodis Corporation) (2) Berisford Acquisition Corporation and (3) Scotsman Industries Inc ("Scotsman") pursuant to which Berisford Acquisition Corporation merged with Scotsman. The purchase price of each share in Scotsman was $33.00 and the total cost of the acquisition (including assumed debt) was $791.5 million. The period for buyer representation and warranty claims under the merger agreement has expired. A continuing obligation still exists under which Enodis Corporation is to ensure that directors' and officers' liability insurance continues to be maintained in respect of Scotsman directors and officers until 13 August 2005.

(b)  Building and Consumer Products Division

     Other than contracts entered into in the ordinary course of business, the Building and Consumer Products Division has not entered into any contracts
     (i) within the two years immediately preceding the date of this document which are or may be material or (ii) which contain any provision under which any member of the Building and Consumer Products Division has any obligation or entitlement which is or may be material to the Building and Consumer Products Division at the date of this document.

5.   Litigation

(a)  Continuing Group

     (i) The Continuing Group is aware of the following legal proceedings which may have a significant effect on the financial position of the Continuing Group. Enodis Corporation has been named in a number of lawsuits throughout the United States in which the plaintiffs seek to hold it liable for the alleged obligations of its former subsidiary, Consolidated Industries Corp. of Lafayette, Indiana ("Consolidated") by reason of Consolidated's alleged design and manufacture of some 870,000 defective home furnaces. Consolidated's alleged liability in respect of these furnaces is potentially in the range of $35 million to $600 million. Enodis Corporation sold Consolidated to an unrelated party in 1998. The plaintiffs all contend that Enodis Corporation is the alter ego of Consolidated and therefore liable for its debts. The plaintiffs are also seeking to recover approximately $30 million of Consolidated's revenues during the years 1987 to 1998 that were transferred to Enodis Corporation for various reasons. The issue of whether Consolidated and/or Enodis Corporation has insurance coverage for some or all of these contingent liabilities is also the subject of litigation. The plaintiffs in these actions who are seeking to hold Enodis Corporation accountable for the liabilities of Consolidated include Daniel L. Freeland, in his capacity as trustee of the Chapter 7 Estate of Consolidated, the Trane Company, a division of America Standard, Amana, LLC, and Janet Pearce, on behalf of a class of homeowners claiming to be entitled to have their furnaces replaced free of charge. Enodis Corporation has thoroughly investigated these claims and has been advised that they are utterly without merit and is defending them vigorously. In the event of an outcome adverse to Enodis Corporation, it is currently unclear to what extent, if any, the liability of Enodis Corporation would be covered by insurance.

     (ii) The Continuing Group is aware of the following legal proceedings (which have now been settled as set out below) which could have had a significant effect on the financial position of the Continuing Group during the twelve months preceding the date of the document. In 1996 Bomar Resources Holdings Inc. ("BRHI"), among others, brought an action against the Company in the U.S. Federal District Court for the Southern District of New York based on an indemnity that the Company gave in connection with the 1988 sale of its former subsidiary, Bomar Resources Inc. ("Bomar"), to BRHI's predecessors. In September 1999, the jury found the Company liable to indemnify BRHI, and judgment was entered against it in August 2000 for $1.8 million plus interest and for 50 per cent. of any future costs and damages actually paid by BRHI as a result of a separate action in New York federal court against Bomar brought by International Mineral and Resources, S.A. ("IMR") ("the IMR federal case"), concerning Bomar's interference with IMR's contract to purchase a shipping vessel in 1987. The Company appealed the judgment, and BRHI and Bomar cross-appealed. In addition, IMR and a related entity appealed against the district court's decision denying their motion to intervene in the action post-judgment.

            Separately, in October 1999, judgment was entered against Bomar and other defendants in the IMR federal case, holding Bomar liable to IMR in the principal amount of $24.5 million, plus interest from 1988. This amount was subsequently reduced to $19.75 million plus interest.

            In January 2000, IMR and a related entity commenced proceedings against the Company, BRHI and others in the New York State court. The Company has been informed that in December 2000 or early January 2001 Bomar and BRHI entered into a settlement with IMR. In connection with the settlement, BRHI consented to the entry of a judgment against it and in favour of IMR in the state court action in the total amount of $44.4 million.

            The Company has entered into a settlement agreement dated 14 May 2001 in relation to both cases described above pursuant to which $17.5 million is payable by the Company to IMR and ISR. Further details of the settlement agreement are set out in paragraph 4(a)(iv) of this Part VI.

     (iii) Save as disclosed above, there are no legal or arbitration proceedings and, so far as Enodis is aware, no such proceedings are pending or threatened which may have or have had in the recent past (including at least the twelve months immediately preceding the date of this document) a significant effect on the financial position of the Continuing Group.

(b)  Building and Consumer Products Division

     There are no legal or arbitration proceedings and, no such proceedings are pending or threatened which may or have had in the recent past (including at least the twelve months immediately preceding the date of this document) a significant effect on the financial position of the Building and Consumer Products Division.

6.   Working Capital

The Company is of the opinion that, taking into account available bank and other facilities and the net proceeds of the Disposal, the Continuing Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this document.

7.   Miscellaneous

(a) Schroder Salomon Smith Barney has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

(b) Deloitte & Touche has given and has not withdrawn its written consent to the inclusion within this document of its reports and the references to its name in the form and context in which they appear.

(c) Save as disclosed in the statement on current trading and Continuing Group prospects in paragraph 7 of Part I of this document, there has been no significant change in the trading or financial position of the Continuing Group since 31 March 2001, the date to which the most recent financial information was prepared which was included in the interim results of Enodis.

(d) There has been no significant change in the trading or financial position of the Building and Consumer Products Division since 30 September 2000, the date to which the most recent audited financial information was prepared.

(e) This document has been prepared in accordance with the Listing Rules for distribution to Enodis Shareholders. Although it will be available in the US it is not subject to, and has not been prepared accordance with the rules of the US Securities and Exchange Commission.

8.   Documents available for inspection

Copies of the following documents may be inspected at the registered office of the Company and at the offices Clifford Chance LLP, 200 Aldersgate Street, London EC1A 4JJ during usual business hours on any weekday (Saturdays and public holidays excepted) from the date of this document until the conclusion of the Extraordinary General Meeting and any adjournment thereof:

(a)  the memorandum and articles of association of the Company;

(b) the audited consolidated accounts of Enodis for the 53 week period ended 2 October 1999 and the week period ended 30 September 2000;

(c) the unaudited interim results for the six months ended 31 March 2001 set out in Part II of this document

(d) the audited accounts of the statutory entities comprising the Building and Consumer Products Division the 53 week period ended 2 October 1999 and the 52 week period ended 30 September 2000;

(e) the report of Deloitte & Touche in relation to the pro forma statement of net assets set out in Part IV this document;

(f)  the Directors' service agreements referred to in paragraph 2(c) above;

(g) the letters of appointment of the non-executive Directors referred to in paragraph 2(d) above;

(h)  the material contracts referred to in paragraph 4 above;

(i)  the consent letters referred to in paragraphs 7(a) and 7(b) above; and

(j)  this document.

24 May 2001

                                  Definitions

In this document and the form of proxy enclosed herewith, the following definitions shall have the following meanings, unless the context otherwise requires:

"Building and Consumer Products         the businesses of Magnet and C.P. Hart
Division" or "Division"

"C.P. Hart"                             C.P. Hart & Sons Limited, an indirect
                                        of subsidiary Enodis

"Clifford Chance LLP"                   Clifford Chance Limited Liability
                                        Partnership

"Company's Registrars"                  Computershare Services PLC, Registrars
                                        Department, PO Box 82, Caxton House,
                                        Redcliffe Way, Bristol BS99 3FA

"Completion"                            completion of the Disposal

"Completion Date"                       the date of Completion

"Continuing Group"                      the Enodis Group excluding the Building
                                        and Consumer Products Division

"Directors" or "Board"                  the directors of Enodis

"Disposal"                              the proposed disposal by Enodis of the
                                        Building and Consumer Products Division

"Disposal Agreement"                    the conditional agreement for the sale
                                        of the Building and Consumer Products
                                        Division between Enodis, the Purchaser
                                        and Nobia dated 20 April 2001

"EGM" or "Extraordinary                 the extraordinary general meeting of
 General Meeting"                       Enodis due to be held at 10.30 am on
                                        11 June 2001

"Enodis" or "Company"                   Enodis plc

"Enodis ADRs"                           the receipts evidencing the Enodis ADSs

"Enodis ADSs"                           American Depositary Shares each
                                        representing four Enodis Shares

"Enodis Group" or "Group"               Enodis and its subsidiary undertakings

"Enodis Share Option Schemes"           the Executive Schemes and the Sharesave
                                        Schemes

"Enodis Shareholders"                   the holders of Enodis Shares
 or "Shareholders"

"Enodis Shares"                         ordinary shares of 50p each in the
                                        capital of Enodis

"Executive Schemes"                     the Enodis 1984 Executive Share Option
                                        Scheme, the, Enodis 1993 Executive Share
                                        Option Scheme, the Enodis 1995 Executive
                                        Share Option Scheme and the Enodis 2001
                                        Executive Share Option Scheme

"LIBOR" the London Inter-Bank Offered Rate for deposits in sterling as shown on the page which displays the British Bankers Association interest settlement rate on the Dow Jones Market Service at approximately 11 am London time on the first day for an interest period

"Listing Rules"                         the listing rules of the UK Listing
                                        Authority, made under Section 142 of the Financial Services Act 1986

"Magnet"                                Magnet Limited, an indirect subsidiary
                                        of Enodis

"Nobia"                                 Nobia AB

"Purchaser"                             Inhoco 2297 Limited, a wholly owned
                                        subsidiary of Nobia

"Sharesave Schemes"                     the Enodis 1984 SAYE Scheme and the
                                        Enodis 1992 Sharesave Scheme

"Schroder Salomon Smith Barney"         Salomon Brothers International Limited
                                        trading as Schroder Salomon Smith Barney

"UK Listing Authority"                  the Financial Services Authority in its
                                        capacity as the competent authority for
                                        the purposes of Part IV of the Financial
                                        Services Act 1986

Unless otherwise stated, amounts denominated in US dollars have been translated into pounds sterling at the rate of $1.4282 for every (pound)1.00, being the exchange rate prevailing at the close of business on 22 May 2001 (being the latest practicable date prior to publication of this document), as quoted in the Financial Times on 23 May 2001.

                                  Enodis plc
                             Registered No: 109849

                    Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at 10.30 am on 11 June 2001 at the offices of Clifford Chance LLP, 200 Aldersgate Street, London EC1A 4JJ for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Ordinary Resolution.

                              ORDINARY RESOLUTION

THAT the proposed disposal by the Company of the Building and Consumer Products Division be and is hereby approved on the terms and conditions set out in the circular to Enodis Shareholders dated 24 May 2001 and in the disposal agreement dated 20 April 2001 between the Company, Inhoco 2297 Limited and Nobia AB with such non material amendments thereto as the directors of the Company (or any duly constituted committee thereof) may consider appropriate.

Date: 24 May 2001

Registered office:                                         BY ORDER OF THE BOARD
Washington House                                                      D R Hooper
40-41 Conduit Street                                                   Secretary
London
W1S 2YQ











___________
Notes:
1. A member entitled to attend and vote at the meeting is also entitled to appoint a proxy to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company. A form is enclosed for the use of members unable to attend the meeting.

2. To be effective, the proxy form and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at the offices of the Company's Registrars, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting to which it relates, or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. Deposit of the proxy form does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

3. In accordance with Regulation 34 of the Uncertificated Securities Regulations 1995, only those members entered on the register of members of the Company as at 6.00 pm on 9 June 2001 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6.00 pm on 9 June 2001 shall be disregarded in determining the rights of any persons to attend or vote at the meeting.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENODIS PLC



May 24, 2001
                                        By:   /s/ Andrew J. Allner
                                              ---------------------------
                                              Name:  Andrew J. Allner
                                              Title: Chief Financial Officer